UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of
the Securities Exchange Act of 1934 (Amendment No.)

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LEGG MASON, INC.

(Name of Registrant as Specified In Its Charter)

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

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LEGG MASON
GLOBAL ASSET MANAGEMENT

100 International Drive
Baltimore, Maryland 21202

June 23, 2010

Dear Stockholder:

You are cordially invited to attend the Annual Meeting of Stockholders which will be held at the Company's headquarters located at 100 International Drive, 4th Floor Conference Center, Baltimore, Maryland at 10:00 a.m. on Tuesday, July 27, 2010. On the following pages you will find the Notice of Annual Meeting and Proxy Statement.

Whether or not you plan to attend, it is important that your shares be represented and voted at the meeting. Please grant a proxy to vote your shares in one of three ways: via the Internet, telephone or mail. Instructions regarding Internet and telephone voting are included on the proxy card.

I hope that you will attend the meeting, and I look forward to seeing you there.

Sincerely,



MARK R. FETTING
Chairman of the Board and
Chief Executive Officer

LEGG MASON
GLOBAL ASSET MANAGEMENT

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

Tuesday, July 27, 2010

To the Stockholders of
  LEGG MASON, INC.:

The Annual Meeting of Stockholders of Legg Mason, Inc., a Maryland corporation, will be held at the Company's headquarters located at 100 International Drive, 4th Floor Conference Center, Baltimore, Maryland, on Tuesday, July 27, 2010 at 10:00 a.m. to consider and vote upon:

(1) The election of one director for the one-year term ending in 2011 and the election of four directors for the three-year term ending in 2013;

(2) Amendment to the Legg Mason, Inc. Executive Incentive Compensation Plan;

(3) Ratification of the appointment of PricewaterhouseCoopers LLP as independent registered public accounting firm for the fiscal year ending March 31, 2011;

(4) Two stockholder proposals; and

(5) Any other matter that may properly come before the meeting or any adjournment thereof.

The Board of Directors has fixed the close of business on May 28, 2010 as the date for determining stockholders of record entitled to notice of and to vote at the Annual Meeting.

Your attention is directed to the accompanying Proxy Statement and 2010 Annual Report to Stockholders.

By order of the Board of Directors,

Thomas C. Merchant

THOMAS C. MERCHANT
Secretary

June 23, 2010

LEGG MASON

GLOBAL ASSET MANAGEMENT

PROXY STATEMENT

TABLE OF CONTENTS

LEGG MASON

GLOBAL ASSET MANAGEMENT

100 International Drive
Baltimore, Maryland 21202

PROXY STATEMENT

ANNUAL MEETING OF STOCKHOLDERS

Tuesday, July 27, 2010

The Board of Directors of Legg Mason, Inc. is soliciting the enclosed proxy from its stockholders. If you grant the enclosed proxy, you may revoke it at any time before we exercise it. We are soliciting proxies by mail and MacKenzie Partners, our proxy solicitors, and our officers, directors and other employees may also solicit proxies by telephone or any other means of communication. We will bear the cost of soliciting proxies, including a fee of $25,000, plus expenses, paid to MacKenzie Partners for their services. We may reimburse brokers, banks, custodians, nominees and other fiduciaries for their reasonable out-of-pocket expenses in forwarding proxy materials to their principals. We are first sending this proxy material to our stockholders on or about June 23, 2010.

To be entitled to notice of and to vote at the meeting, you must have been a stockholder of record at the close of business on May 28, 2010. As of the close of business on that date, we had outstanding and entitled to vote 163,537,216 shares of our common stock, $.10 par value, each of which is entitled to one vote.

You may vote your shares in one of four ways:

- By Internet: go to *www.voteproxy.com* and follow the instructions. You will need your proxy card to vote your shares this way.

- By telephone: call 1.800.PROXIES (1-800-776-9437) and follow the voice prompts. You will need your proxy card to vote your shares this way.

- By mail: mark your vote, sign your name exactly as it appears on your proxy card, date your proxy card and return it in the envelope provided.

- In person: if you are a stockholder as of May 28, 2010, you may vote in person at the meeting. Submitting a proxy will not prevent a stockholder from attending the Annual Meeting.

We must have a quorum of stockholders (at least 50% of all stockholders) present at the meeting either in person or represented by proxy in order for any business to be conducted. Directors are elected by the vote of a majority of the total votes cast for and affirmatively withheld by the stockholders present in person or represented by proxy at the meeting. Abstentions and broker non-votes will not affect the majority vote for the election of directors. If an incumbent nominee is not elected by the requisite vote, he or she must tender a resignation and the Board of Directors, through a process managed by the Nominating and Corporate Governance Committee, will decide whether to accept the resignation. The Board of Directors will publicly disclose its decision within 90 days after the results of the election are certified. The amendment to the Legg Mason, Inc. Executive Incentive Compensation Plan will be approved if it receives the affirmative vote of a majority of the votes cast on the proposal. Abstentions and broker non-votes will not affect the majority vote for the amendment. Each stockholder proposal will be approved if it receives the affirmative vote of a majority of the votes cast on the proposal. Abstentions and broker non-votes will not affect the majority vote for the stockholder proposals.

ELECTION OF DIRECTORS

Our Board of Directors is divided into three classes. Each year, one class is elected to serve for a term of three years. Our stockholders will vote at this Annual Meeting for the election of one director for the one-year term expiring at the Annual Meeting of Stockholders in 2011 and four directors for the three-year term expiring at the Annual Meeting of Stockholders in 2013.

All nominees presently serve as directors. Our Board of Directors elected Mr. Peltz as a director in October 2009 to fill a vacancy on the Board. Mr. Peltz was elected and assigned to the class of directors whose term expires in 2010 pursuant to an agreement with Trian Fund Management, L.P. ("Trian"), funds managed by Trian and certain of its affiliates. Our Board of Directors elected Mr. Cahill as a director in February 2010 to fill a vacancy on the Board. To balance the classes, Mr. Cahill was assigned to the class of directors whose term expires in 2011. Under Maryland law, Messrs. Peltz and Cahill must be elected by stockholders at this Annual Meeting in order to continue serving as directors.

Unless a stockholder withholds authority to vote, the persons named in the enclosed proxy will vote for the election of the nominees named. If any nominee is unable to serve, the persons named in the proxy may vote for a substitute nominee that they determine. Our Board of Directors has no reason to believe that any nominee will be unable to serve.

Roger W. Schipke has been a director of Legg Mason since January 1991 and will continue to serve until the 2010 Annual Meeting of Stockholders.

The Board of Directors recommends a vote "FOR" the election of each nominated director.

Nominee for Director for the Term Expiring in 2011

John T. Cahill, age 53, has been a director of Legg Mason since February 2010. Since 2008, Mr. Cahill has been an industrial partner at Ripplewood Holdings, LLC., a private equity firm. He has been Chairman of Hostess Brands, Inc. ("Hostess"), a Ripplewood portfolio company, since 2009. From 2002-2007, Mr. Cahill was the Chairman of The Pepsi Bottling Group, Inc. ("PBG") and served as its Chief Executive Officer from 2001-2006; Chief Operating Officer from 2000-2001 and Chief Financial Officer and Head of International Operations from 1998-2000. Mr. Cahill was one of a number of candidates recommended to the Nominating and Corporate Governance Committee by a director search firm hired by the committee. Mr. Cahill has served as a director of Colgate-Palmolive Company ("Colgate") since November 2005 and served as a director of PBG from March 1999 to April 2007.

Mr. Cahill's qualifications to serve on our Board include his significant financial management, operational and leadership experience gained during his twenty-year career at PBG and PepsiCo Inc. and his experience gained serving as Chairman of Hostess' Audit Committee, Deputy Chairman of Colgate's Personnel and Organizational Committee, which oversees compensation matters, and as a member of Colgate's Audit Committee.

Nominees for Director for the Term Expiring in 2013

Dennis R. Beresford, age 71, has been a director of Legg Mason since September 2002. He is currently a professor at the University of Georgia, a position he has held since 1997. Mr. Beresford has served as a director of Kimberly-Clark Corporation since November 2002 and of Federal National Mortgage Association since May 2006. Mr. Beresford served as a director of MCI, Inc. (formerly WorldCom, Inc.) from July 2002 to January 2006.

Mr. Beresford's qualifications to serve on our Board include his substantial accounting experience and expertise. Mr. Beresford was appointed to the Securities and Exchange Commission Advisory

Committee on Improvements to Financial Reporting, served as the Chairman of the Financial Accounting Standards Board for ten years and served as the National Director of Accounting Standards for Ernst & Young LLP. Our Board has determined that Mr. Beresford, a certified public accountant, qualifies as an "audit committee financial expert" under the rules and regulations of the Securities and Exchange Commission ("SEC").

Nelson Peltz, age 67, has been a director of Legg Mason since October 2009. Mr. Peltz has served as the Chief Executive Officer and a founding partner of Trian since its formation in 2005. From April 1993 through June 2007, Mr. Peltz served as Chairman and Chief Executive Officer of Triarc, which, during that period, owned Arby's Restaurant Group, Inc. and Snapple Beverage Group, as well as other consumer and industrial businesses. Mr. Peltz has served as the non-executive Chairman of Wendy's/Arby's Group, Inc. since June 2007 and as a director of H.J. Heinz Company since September 2006. Mr. Peltz served as a director of Trian Acquisition I Corp. from October 2007 to January 2010, of Deerfield Capital Corp. from December 2004 to December 2007 and of Encore Capital Group, Inc. from February 1998 to October 2001 and from January 2003 to June 2006.

Mr. Peltz's qualifications to serve on our Board include more than 40 years of business and investment experience and 20 years of service as the Chairman and Chief Executive Officer of public companies. Mr. Peltz has developed extensive experience working with management teams and boards of directors, and in acquiring, investing in and building companies and implementing operational improvements at the companies with which he has been involved. As a result, he has strong operating experience and strategic planning skills and has strong relationships with institutional investors, investment banking and capital markets advisors and others that can be drawn upon for the company's benefit.

W. Allen Reed, age 63, has been a director of Legg Mason since April 2006. He is a Senior Advisor for Aetos Capital, Inc., a real estate and private equity asset management company, and is engaged in private investment activities. From January 2006 to March 2006, Mr. Reed served as Chairman of the Board of General Motors Asset Management Corporation ("GMAMC"), the investment management subsidiary of General Motors Corporation, where he served as Vice President until March 2006. He also served as Chairman of the Board and Chief Executive Officer of General Motors Trust Bank, N.A. until March 2006; as Chief Executive Officer and President of GMAMC and General Motors Investment Management Corporation until December 2005; and as Chairman of the Board and Chief Executive Officer of General Motors Trust Company until March 2006. Mr. Reed has served as a director of Temple-Inland Inc. since 2000 and 180 mutual funds in the Morgan Stanley mutual funds complex since 2006. Mr. Reed also served as a director of General Motors Acceptance Corp from September 1994 to March 2006 and of iShares, Inc. from July 1996 to June 2006.

Mr. Reed's qualifications to serve on our Board include his extensive financial and leadership experience serving as a financial officer at Delta Airlines, Hughes Electronics and General Motors, including serving as the Chairman, President and CEO of GMAMC, Chairman and CEO of the General Motors Trust Bank, and a Vice President of General Motors Corporation. Mr. Reed's experience includes running the largest corporate defined benefit fund at General Motors Corporation. He currently holds the Chartered Financial Analyst designation.

Nicholas J. St. George, age 71, has been a director of Legg Mason since July 1983. He is engaged in private investment activities.

Mr. St. George's qualifications to serve on our Board include his 20 years of leadership, management and operational experience serving as the Chairman and Chief Executive Officer of Oakwood Homes Corporation, a manufacturer, financier and insurer of manufactured homes, and ten years of experience from 1966 to 1976 as head of investment banking for our former brokerage subsidiary. Mr. St. George, a lawyer, also has a long-standing history on our Board serving, at times during his tenure on our Board, as our Lead Independent Director and Chairman of the Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee.

Directors Continuing in Office

Directors whose terms will expire in 2012

Robert E. Angelica, age 63, has been a director of Legg Mason since February 2007 and is currently engaged in private investment activities. From 1999 through December 2006, Mr. Angelica served as the Chairman and Chief Executive Officer of AT&T Investment Management Corporation ("ATTIMCO"), an asset management subsidiary of AT&T Inc.

Mr. Angelica's qualifications to serve on our Board include his extensive financial industry knowledge and substantial leadership experience serving as the Chairman and Chief Executive Officer of ATTIMCO, which is responsible for the investment and administration of more than $80 billion of employee benefit plan assets for AT&T Inc. Mr. Angelica's diverse experience includes the development of asset allocation policies and strategies, risk management, selection of external investment managers and trustees, in-house asset management, regulatory compliance and accounting and financial reporting. He currently holds the Chartered Financial Analyst designation.

Barry W. Huff, age 66, has been a director of Legg Mason since June 2009 and is currently engaged in private consulting. Since his retirement in May 2008 from Deloitte & Touche USA LLP ("Deloitte"), an accounting firm, until March 2009, Mr. Huff provided consulting services to Deloitte. From 1995 to May 2008, Mr. Huff served as Vice Chairman, Office of the Chief Executive Officer at Deloitte.

Mr. Huff's qualifications to serve on our Board include his substantial accounting and auditing experience and expertise. Mr. Huff served as Deloitte's National Managing Director for their Accounting & Auditing Practice in the United States and Chairman of its Global Accounting & Auditing Committee. Mr. Huff's experience includes risk management activities related to Deloitte's Accounting & Auditing Practice and oversight and advisory services provided to Deloitte's clients in the United States and globally in various industries, including financial services, manufacturing and regulatory. Our Board has determined that Mr. Huff, a certified public accountant, qualifies as an "audit committee financial expert" under the SEC's rules and regulations.

John E. Koerner III, age 67, has been a director of Legg Mason since October 1990. Since 1995, he has been the managing member of Koerner Capital, LLC, a private investment company, or the President of its predecessor, Koerner Capital Corporation. Mr. Koerner has been a director of Lamar Advertising Company since 2007.

Mr. Koerner's qualifications to serve on our Board include his extensive experience in corporate finance and the management of capital intensive organizations and capital markets activities during his career at Koerner Capital, LLC and as President and co-owner of Barq's, Inc. and its subsidiary, The Delaware Punch Company. Mr. Koerner's experience also includes service as a member of a number of civic boards.

Cheryl Gordon Krongard, age 54, has been a director of Legg Mason since January 2006 and is engaged in private investment activities. Ms. Krongard served as a senior partner of Apollo Management, L.P., a private investment company, from January 2002 to December 2004. From 1994 to 2000, she served as the Chief Executive Officer of Rothschild Asset Management and as Senior Managing Director for Rothschild North America. Additionally, she served as a director of Rothschild North America, Rothschild Asset Management, Rothschild Asset Management BV, and Rothschild Realty Inc. and as Managing Member of Rothschild Recovery Fund. She was elected a lifetime governor of the Iowa State University Foundation in 1997 and has served as Chairperson of its Investment Committee. Ms. Krongard is also a member of the Dean's Advisory Council, Iowa State

University College of Business. Ms. Krongard has served as a director of US Airways Group Inc. since 2005 and served as a director of Educate, Inc. from 2004 to 2007.

Ms. Krongard's qualifications to serve on our Board include her asset management expertise and leadership experience serving as a senior executive at large, complex asset management organizations. Ms. Krongard's experience includes strategic planning, new product development, client relations, marketing and public relations.

Scott C. Nuttall, age 37, has been a director of Legg Mason since January 2008. Mr. Nuttall is a Member of the general partner of Kohlberg Kravis Roberts & Co. ("KKR & Co."), an alternative asset management firm, has been with KKR & Co. for over 12 years and is the head of KKR & Co.'s Global Capital and Asset Management Group. He has served as a director of Capmark Financial Group Inc. since 2006, and First Data Corporation and KKR Financial Holdings LLC since 2004. Mr. Nuttall served as a director of Willis Group Holdings Ltd., from 2001 to 2006. Mr. Nuttall was nominated to serve on the Board pursuant to a Note Purchase Agreement under which we issued our 2.5% Senior Convertible Notes. Under the purchase agreement, KKR & Co. has the right to nominate one individual to the Board and the Compensation Committee for as long as KKR & Co. or its related parties own at least 50% of the outstanding notes and at least $625 million in notes remains outstanding.

Mr. Nuttall's qualifications to serve on our Board include his experience and knowledge acquired as the head of KKR & Co.'s Global Capital and Asset Management Group, which includes KKR Asset Management, KKR Capital Markets and the Client and Partners Group. Mr. Nuttall has played a significant role in KKR & Co.'s private equity investments and is actively involved in public companies affiliated with KKR. Mr. Nuttall also has substantial experience in merchant banking and merger and acquisition transactions.

Directors whose terms will expire in 2011

Harold L. Adams, age 71, has been a director of Legg Mason since January 1988. He has been the Chairman Emeritus of RTKL Associates, Inc., an international architecture, engineering and planning firm, since April 2003. He has served as a director of Lincoln Electric Holdings, Inc. since 2002 and Commercial Metals Company since 2004.

Mr. Adams' qualifications to serve on our Board include his knowledge and experience gained by over 36 years of service as Chairman, President and Chief Executive Officer of an international architectural firm. Mr. Adams has also served as a leader on U.S. business advisory councils with Korea and China and the Services Policy Advisory Board to the U.S. Trade Negotiator and is Chairman of the Governor's International Advisory Council for the State of Maryland. In these roles, Mr. Adams worked in many major international markets in a myriad of economic climates and cultures.

Mark R. Fetting, age 55, has been a director of Legg Mason since January 2008. Mr. Fetting was elected President and Chief Executive Officer of Legg Mason in January 2008 and Chairman of the Board in December 2008. He served as Senior Executive Vice President of Legg Mason from July 2004 to January 2008 and as Executive Vice President from July 2001 to July 2004. Mr. Fetting is a director of 14 funds within the Legg Mason Funds mutual funds complex and 24 funds within The Royce Funds mutual funds complex.

Mr. Fetting's qualifications to serve on our Board include his knowledge and leadership of our business and his experience gained in working more than 30 years in the investment management industry. Mr. Fetting joined Legg Mason in 2000 and has served as our Chief Executive Officer and President since 2008.

Margaret Milner Richardson, age 67, has been a director of Legg Mason since November 2003. She is currently engaged in private consulting and investment activities. Ms. Richardson has served as a director of Jackson Hewitt Tax Service Inc. since June 2004.

Ms. Richardson's qualifications to serve on our Board include her experience as a partner of Ernst & Young LLP where she served as the National Director of IRS Practice and Procedure and an advisor to the Foreign Investment Advisory Council in Russia. Ms. Richardson also served as U.S. Commissioner of Internal Revenue. She has been an attorney for more than 40 years and practiced tax law with Sutherland, Asbill and Brennan in Washington, D.C. Ms. Richardson was a member of the Internal Revenue Service Commissioner's Advisory Group and chaired the group for a year.

Kurt L. Schmoke, age 60, has been a director of Legg Mason since January 2002. Mr. Schmoke has been Dean of the School of Law at Howard University since January 2003. He has been a director of The McGraw-Hill Companies, Inc. since 2003.

Mr. Schmoke's qualifications to serve on our Board include his substantial education, legal, government regulation and public policy experience. Mr. Schmoke gained his experience serving as the Dean of the Law School at Howard University, partner at the law firm of Wilmer Cutler & Pickering, Mayor of Baltimore, the State's Attorney for Baltimore, a member of the Council on Foreign Relations and a member of President Jimmy Carter's domestic policy staff.

Committees of the Board—Board Meetings

Our Board of Directors has an Audit Committee, a Compensation Committee, a Nominating and Corporate Governance Committee and a Risk Committee. The current charters for these committees, as approved by our Board of Directors, are on, and may be printed from, our corporate website at *www.leggmason.com* under the *"About Us—Corporate Governance"* section. We will provide a copy of these charters, without charge, to any stockholder who provides a written request for a copy. Requests for copies should be addressed to the Corporate Secretary, Legg Mason, Inc., 100 International Drive, Baltimore, Maryland 21202. The membership of the Board's standing committees is as follows:

Director	Audit Committee	Compensation Committee	Nominating & Corporate Governance Committee	Risk Committee
Harold L. Adams		C	M	
Robert E. Angelica	M			M
Dennis R. Beresford	C			M
John T. Cahill	M	M		
Barry W. Huff	M			C
John E. Koerner III			M	M
Cheryl Gordon Krongard	M	M		
Scott C. Nuttall	M	M		
Nelson Peltz			M	M
W. Allen Reed			C	
Margaret Milner Richardson	M			M
Nicholas J. St. George		M	M	
Roger W. Schipke*		M	M	
Kurt L. Schmoke		M	M	

C—Chairman

M—Member

*—Not standing for re-election

During the fiscal year ended March 31, 2010, our Board of Directors met 11 times, our Audit Committee met 7 times, our Compensation Committee met 8 times and our Nominating and Corporate Governance Committee met 6 times. Our Risk Committee was formed in February 2010 and did not hold any meetings during the fiscal year. While we have no formal policy on the matter, directors are generally expected to attend our Annual Meeting of Stockholders. All of our directors who were directors at the time attended our 2009 Annual Meeting of Stockholders. During fiscal year 2010, each of our directors attended at least 75% of the aggregate number of meetings of the Board of Directors and all Board committees on which he or she served that were held during the period in which he or she was a director.

Audit Committee.   The Audit Committee's primary purpose is to oversee our financial accounting and reporting to stockholders. Its duties include:

- selecting and compensating the independent registered public accounting firm ("Independent Auditors");

- providing oversight of the work of the Independent Auditors and reviewing the scope and results of the audits conducted by them;

- reviewing the activities of our internal auditors;

- discussing with Independent Auditors, internal auditors and management the organization and scope of our internal system of accounting and financial controls; and

- reviewing and discussing certain matters that may have a material impact on our financial statements, including litigation and legal matters and critical accounting policies and estimates.

Our Board of Directors has determined that Messrs. Beresford and Huff qualify as "audit committee financial experts" as defined by the SEC. Our Board of Directors has also determined that all members of our Audit Committee are "independent" as defined in the New York Stock Exchange Listing Standards and the applicable SEC rules.

Compensation Committee.   The Compensation Committee's responsibilities include determining the compensation of our chief executive officer (subject to the approval of our non-employee directors), approving the compensation of our chief financial officer and our three other most highly compensated executive officers and recommending to our Board of Directors the compensation to be paid to our non-employee directors. The Compensation Committee also serves as the administrative committee of several of our employee benefit plans.

Our Board of Directors has determined that all of the members of our Compensation Committee are "independent" as defined in the New York Stock Exchange Listing Standards.

Nominating and Corporate Governance Committee.   The Nominating and Corporate Governance Committee's responsibilities include identifying qualified director nominees, nominating director candidates, recommending director committee assignments and developing and recommending to our Board of Directors corporate governance principles and a corporate code of conduct.

Our Board of Directors has determined that all of the members of our Nominating and Corporate Governance Committee are "independent" as defined in the New York Stock Exchange Listing Standards.

Risk Committee.   The Risk Committee assists the Board in its oversight of Legg Mason's enterprise risk management activities. Its responsibilities include reviewing management's activities to establish and maintain an appropriate environment and culture for sound business risk practices, reviewing Legg Mason's enterprise risk management program and reviewing and discussing with members of management Legg Mason's risk tolerance, its major risk exposures and the steps management has taken to monitor and manage those exposures.

Our Board of Directors has determined that all of the members of our Risk Committee are "independent" as defined in the New York Stock Exchange Listing Standards.

Board Role in Risk Oversight

The Board is primarily responsible for the oversight of management's risk management activities and has delegated to the Risk Committee the responsibility to assist the Board in a majority of its risk oversight responsibilities. The Risk Committee oversees Legg Mason's enterprise risk management activities as discussed under "Risk Committee" above. In addition to the Risk Committee, the Audit Committee monitors our system of disclosure controls and procedures and internal controls over financial reporting and reviews contingent financial liabilities and other risks that may be material to Legg Mason. The Risk Committee and the Audit Committee work together to help ensure that both committees have received all information necessary to permit them to fulfill their duties and responsibilities with respect to oversight of risk management activities. The Risk Committee also coordinates with the Nominating and Corporate Governance Committee and the Compensation Committee in relation to the activities of those committees that relate to the management of risks.

The responsibility for day-to-day management of risk lies with our management. During fiscal year 2010, management further developed an enterprise risk management program that is overseen by our Chief Risk Officer. The Risk Committee, among other things, reviews and discusses with management reports from our Chief Risk Officer and other members of management regarding the company's risk management activities, including management's assessment of our major risk exposures and the steps taken to monitor and manage those exposures and the risk management activities of each of our significant asset management subsidiaries.

Relationship of Compensation and Risk

Legg Mason is a large company that conducts its business primarily through 16 asset managers supported by various corporate functions. Each of the asset managers is generally operated as a separate business. Within this structure, we have a wide variety of compensation practices and policies. Nine of the asset managers operate under revenue sharing agreements that, among other things, determine aggregate annual bonus pool amounts. However, the allocation of these bonus pool amounts varies by asset manager. The business functions that do not operate under revenue sharing agreements utilize a variety of discretionary or formulaic incentive compensation determinations. Executive officer compensation practices are discussed below under "Executive Compensation—Compensation Discussion and Analysis." We have considered the risks created by our compensation policies and practices, including mitigating factors, and, based on this review, do not believe that our compensation policies and practices create risks that are reasonably likely to have a material adverse effect on the company.

Compensation Consultant to the Compensation Committee

The Compensation Committee engaged McLagan, a well-regarded firm that specializes in the financial services sector, to provide compensation consulting services in fiscal year 2010. As directed by the Committee, McLagan provides counsel on compensation-related issues and non-employee director compensation; provides comparative market data on compensation practices and programs based on an analysis of competitors; provides guidance on industry trends, best practices and market and regulatory developments; and, in particular, provides advice with respect to annual base salaries and incentive compensation awards for our executive officers. Our management and our asset management subsidiaries also engage McLagan from time to time to provide consulting services and market survey data. The decision to retain McLagan to provide services that do not relate to executive and director compensation is made by management of the company or a subsidiary, as applicable. The Compensation Committee receives an annual report detailing the fees paid to, and services provided by, McLagan for engagements on behalf of management or Legg Mason subsidiaries, and has concluded that the provision of those services did not prevent McLagan from providing objective independent counsel to the Committee. McLagan received $303,225 in fees during fiscal year 2010 for services related to executive and director compensation provided on behalf of the Compensation Committee. In addition to fees received for providing market survey data, McLagan and its affiliates received $486,522 in aggregate fees during fiscal year 2010 for services that do not relate to executive or director compensation, of which $467,382 constituted fees paid to a McLagan affiliate for insurance brokerage and health and benefits consulting engagements.

Board Leadership Structure

The Board is responsible for determining its leadership structure, which currently consists of a Chairman, a Lead Independent Director and a Chairman leading each Board committee. Currently, the Chairman of the Board, Mark R. Fetting, also serves as Legg Mason's Chief Executive Officer. The Board believes that the company and its stockholders are best served by maintaining the flexibility to have any person serve as Chairman of the Board based on what is in the best interests of the company and its stockholders at a given point in time, and therefore the Board does not support placing restrictions on who may serve as Chairman. When the Board elects a non-independent director as Chairman, it considers, among other things, the composition of the Board, the role of the Lead Independent Director, Legg Mason's strong corporate governance practices and any challenges specific to the company. The Board has concluded that having one individual serve as Chairman and Chief Executive Officer is the most effective leadership structure for Legg Mason at this time because that individual is an effective chairman and is able to provide a good link between the Board and management, while the current Lead Independent Director provides strong independent leadership for the independent directors on the Board.

In order to ensure independent leadership on the Board, our Corporate Governance Principles establish a Lead Independent Director position whenever the Chairman is not an independent director. The Corporate Governance Principles also set out clearly defined leadership authority and responsibilities for the Lead Independent Director, who is elected by a vote of independent directors. W. Allen Reed currently serves as Lead Independent Director. Mr. Reed's duties as Lead Independent Director include working independently to assist the Chairman in setting agendas for Board meetings, approving information sent to Board members, if appropriate, acting as a liaison between the Chairman and the independent directors and serving as the chair for executive sessions of independent directors.

In order to further enhance the independence of the Board from management, the Board believes that a substantial majority of the Board should consist of independent directors. Our Corporate Governance Principles provide that at least three-quarters of the Board members should qualify as independent directors at any time. All of our current directors except for Mr. Fetting are independent, as determined in accordance with New York Stock Exchange Listing Standards.

Compensation of Directors

The Compensation Committee annually reviews and recommends to our Board of Directors the compensation of our non-employee directors. As part of this review, the Committee consults with McLagan to determine the reasonableness and adequacy of our non-employee director compensation. In April 2010, the Compensation Committee recommended, and our Board of Directors approved, changes to our non-employee director compensation for fiscal year 2011 primarily to reflect the creation of the Risk Committee and the fact that most directors now serve on two committees simultaneously. The following table outlines the cash compensation that was paid to our non-employee directors in fiscal year 2010 and the cash compensation that will be paid to our non-employee directors in fiscal year 2011.

Compensation Element	Fiscal Year 2010 Compensation	Fiscal Year 2011 Compensation
Cash Retainers		
Annual Board Retainer	$40,000	$40,000
Audit Committee Chairman Retainer	$35,000	$15,000
Nominating, Compensation and Risk Committee Chairmen Retainers	$22,500*	$7,500
Lead Independent Director Retainer	$20,000	$20,000
Audit Committee Member Retainer	$20,000	—
Nominating and Compensation Committee Member Retainers	$15,000	—
Meeting Fees		
Board Meeting Fees	$2,000 per meeting attended beginning with the sixth meeting in the year	$2,000 per in-person meeting attended and $1,000 per telephonic meeting attended beginning with the sixth meeting in the year
Committee Meeting Fees	$2,000 per meeting attended beginning with the sixth meeting in the year	$2,000 per in-person meeting attended and $1,000 per telephonic meeting attended

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*   As the Risk Committee was established in February 2010, no fees were paid for service on that Committee in fiscal year 2010.

In addition to cash compensation, under the terms of the Legg Mason, Inc. Non-Employee Director Equity Plan, as amended (the "Director Equity Plan"), each of our non-employee directors receives, on the 31st day after he or she is first elected as a director, and on the date of each subsequent Annual Meeting of Stockholders, his or her choice of:

- a grant of shares of common stock that have a market value, on the grant date, of $125,000;

- a grant of shares of common stock that have a market value, on the grant date, of $75,000, plus $50,000 in cash; or

- a grant of a number of Restricted Stock Units equal to the number of shares that would be granted under the first bullet above.

Restricted Stock Units granted under the Director Equity Plan are payable on a one-for-one basis in shares of common stock within 60 days of the date on which the recipient stops serving as a director of Legg Mason. The number of Restricted Stock Units credited to a director will be increased to reflect all dividends paid on common stock based on the market price of a share of common stock on the dividend payment date. The Restricted Stock Units and shares of common stock are not subject to vesting. The Director Equity Plan covers an aggregate of 625,000 shares of common stock.

Director Compensation Table

The following table provides information about the compensation earned by our non-employee directors in fiscal year 2010.

Name	Fees Earned or Paid in Cash($)(1)	Stock Awards($)	All Other Compensation($)(2)	Total($)
Harold L. Adams	$117,000(3)	$ 74,994(4)	—	$191,994
Robert E. Angelica	124,000(3)	74,994(4)	—	198,994
Dennis R. Beresford	87,000	124,990(5)	2,783	214,773
John T. Cahill(6)	15,000	124,999(7)	—	139,999
Barry W. Huff	166,000(8)	149,999(9)	—	315,999
John E. Koerner III	67,000	124,990(5)	1,931	193,921
Cheryl Gordon Krongard	73,000	124,990(5)	—	197,990
Scott C. Nuttall	69,000	124,990(5)	—	193,990
Nelson Peltz(10)	27,500	125,002(11)	—	152,502
W. Allen Reed	96,500	124,990(5)	—	221,490
Margaret Milner Richardson	126,000(3)	74,994(4)	1,657	202,651
Nicholas J. St. George	67,000	124,990(5)	2,783	194,773
Roger W. Schipke	128,500(3)	74,994(4)	2,510	206,004
Kurt L. Schmoke	69,000	124,990(5)	702	194,692
James E. Ukrop(12)	13,750	—	1,353	15,103

(1) In addition, non-employee directors receive reimbursement of actual expenses incurred for attendance at meetings.

(2) Represents dividend equivalents paid on Restricted Stock Units and reinvested in additional Restricted Stock Units.

(3) Includes $50,000 paid as a portion of the annual award under the Director Equity Plan.

(4) Represents value of 2,736 shares of common stock granted on July 28, 2009.

(5) Represents value of 4,560 Restricted Stock Units or shares of common stock granted on July 28, 2009.

(6) Mr. Cahill joined the Board in February 2010.

(7) Represents value of 4,272 shares of common stock granted on March 22, 2010 after Mr. Cahill joined the Board.

(8) Includes $100,000 paid as a portion of two awards under the Director Equity Plan, $50,000 as part of an initial award and $50,000 as part of an annual award.

(9) Represents value of 3,247 shares of common stock granted on July 10, 2009 after Mr. Huff joined the Board and value of annual award of 2,736 shares of common stock granted on July 28, 2009.

(10) Mr. Peltz joined the Board in October 2009.

(11) Represents value of 4,458 shares of common stock granted on November 27, 2009 after Mr. Peltz joined the Board.

(12) Mr. Ukrop's term as a director expired on July 28, 2009. Mr. Ukrop's reported compensation reflects amounts received during fiscal year 2010 through the end of his term.

As of March 31, 2010, our non-employee directors held the following unexercised stock options and Restricted Stock Units:

Name	Unexercised Stock Options(#)	Restricted Stock Units(#)
Harold L. Adams	47,827	—
Robert E. Angelica	—	—
Dennis R. Beresford	22,500	12,265
John T. Cahill	—	—
Barry W. Huff	—	—
John E. Koerner III	47,827	9,651
Cheryl Gordon Krongard	6,744	—
Scott C. Nuttall	—	—
Nelson Peltz	—	—
W. Allen Reed	—	—
Margaret Milner Richardson	20,827	5,082
Nicholas J. St. George	40,500	12,265
Roger W. Schipke	—	7,696
Kurt L. Schmoke	38,827	5,881

CORPORATE GOVERNANCE

Corporate Governance Principles

Upon the recommendation of the Nominating and Corporate Governance Committee, our Board of Directors has adopted Corporate Governance Principles for our company. These Corporate Governance Principles address, among other things, the following key corporate governance topics: director qualification standards; director responsibilities; director access to management and, as necessary and appropriate, independent advisors; director compensation; director orientation and continuing education; management succession; and an annual performance evaluation of the Board of Directors. A copy of these Corporate Governance Principles is available on our corporate website at *www.leggmason.com* under the *"About Us—Corporate Governance"* section. We will provide a copy of the Corporate Governance Principles, without charge, to any stockholder who provides a written request for a copy. Requests for copies should be addressed to the Corporate Secretary, Legg Mason, Inc., 100 International Drive, Baltimore, Maryland 21202.

Code of Conduct

Upon the recommendation of the Nominating and Corporate Governance Committee, our Board of Directors has adopted a corporate Code of Conduct that applies to all directors, officers and employees of Legg Mason and its subsidiaries. A copy of the Code of Conduct is available on our corporate website at *www.leggmason.com* under the *"About Us—Corporate Governance"* section. We intend to satisfy any disclosure requirement regarding any amendment to, or waiver of, our Code of Conduct by posting the information on our corporate website. We will provide a copy of the Code of Conduct, without charge, to any stockholder who provides a written request for a copy. Requests for copies should be addressed to the Corporate Secretary, Legg Mason, Inc., 100 International Drive, Baltimore, Maryland 21202.

Independent Directors

The Board of Directors has made determinations as to the independence of each of our non-employee directors and concluded that Mses. Krongard and Richardson and Messrs. Adams, Angelica, Beresford, Cahill, Huff, Koerner, Nuttall, Peltz, Reed, St. George, Schipke and Schmoke qualify as independent directors under the standards promulgated by the New York Stock Exchange ("NYSE"). In reaching these conclusions, the Board applied our Policy Regarding Director Independence Determinations as adopted by the Board in accordance with the rules of the NYSE. A copy of the Policy Regarding Director Independence Determinations is available on our corporate website at *www.leggmason.com* under the *"About Us—Corporate Governance"* section.

In determining Mr. Huff's independence, the Board reviewed his fiscal year 2009 relationship as a former partner of a public accounting firm to which we, and certain funds managed by our subsidiaries, made payments in the ordinary course of business during that year for providing consulting, tax and compliance services to us, and audit services to the funds. Mr. Huff was not personally involved in any of the services provided to us or the funds. In determining Mr. Nuttall's independence, the Board reviewed his relationship as a member of KKR & Co., an affiliate of a creditor of the company, Mr. Nuttall's active involvement in funds affiliated with KKR & Co. that have a business relationship with Legg Mason and that Mr. Nuttall is an executive officer of an affiliate of KKR & Co. that is a broker-dealer that may provide certain financial services to us from time to time. In determining Mr. Peltz's independence, the Board reviewed his relationship as the Chief Executive Officer and a founding partner of Trian, an asset management company that, as of May 28, 2010, owns 10,083,144 shares of Legg Mason common stock (6.17% of outstanding shares) and that from time to time, in the ordinary course of their businesses, subsidiaries of Legg Mason may invest client assets in companies of which Mr. Peltz or his affiliates may be directors or significant stockholders.

Director Nomination Process

The Nominating and Corporate Governance Committee will consider all qualified candidates for seats on our Board of Directors identified by members of the Committee, by other members of the Board of Directors, by our management and by our stockholders.

The Board of Directors has set minimum qualification requirements for director nominees in our Corporate Governance Principles. Director nominees are required to possess a broad range of skills, expertise, industry or other knowledge and business or other experience that will be useful to the company. The Nominating and Corporate Governance Committee will review each candidate's biographical information and determine whether the candidate meets these minimum qualification requirements. During the fiscal year 2010, the Nominating and Corporate Governance Committee retained a firm to identify potential directors and another firm to conduct background investigations of candidates under consideration.

After the Nominating and Corporate Governance Committee has determined that a candidate meets the minimum qualification requirements, the Committee will determine whether to nominate the candidate to our Board of Directors. In making this determination, the Nominating and Corporate Governance Committee will consider a number of factors, including:

- the current size of the Board of Directors, and whether vacancies on the Board are anticipated;
- the candidate's judgment, character, expertise, skill, knowledge, experience and collegiality;
- the overall diversity of perspectives, backgrounds and experiences of the current directors;
- whether the candidate has special skills, expertise or a background that add to and complement the range of skills, expertise and background of the existing directors; and
- whether the candidate will be able to devote sufficient time and energy to the performance of his or her duties as a director.

Application of these factors involves the exercise of judgment and cannot be measured in any mathematical or formulaic way.

The Board of Directors seeks diversity of perspectives, backgrounds and experiences among its members. When considering prospects for possible recommendation to the Board, increasing diversity of backgrounds and experiences is a factor considered by the Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee reviews available information regarding each potential candidate including character, experience, qualifications, attributes, skills, gender, race and ethnicity.

Our Amended and Restated Bylaws provide written procedures by which stockholders may recommend nominees to our Board of Directors. The Nominating and Corporate Governance Committee will consider nominees recommended by our stockholders under the same procedure used for considering nominees recommended by other directors or management. The Nominating and Corporate Governance Committee will consider nominee recommendations from stockholders for the next annual meeting of stockholders if it receives the recommendation no later than the 120th day prior to the first anniversary of the mailing date of our prior year's proxy statement (i.e., by February 23, 2011 for a recommendation in 2011). Stockholders who would like to propose a director candidate for election to our Board of Directors at an annual meeting of stockholders must send written notice to our Corporate Secretary between the 150th day and 5:00 p.m., Eastern Time, on the 120th day prior to the first anniversary of the mailing date of our prior year's proxy statement (i.e., between January 24, 2011 and February 23, 2011 for nomination in 2011). If we advance or delay our annual meeting by more than 30 days from the first anniversary of the preceding year's annual meeting, notice must be delivered between the 150th day prior to the date of the annual meeting and 5:00 p.m., Eastern Time, on the later of the 120th day before the meeting or the tenth day following the day on which we publicly announce the date of the meeting. Notice from a stockholder nominating a director must include the following:

- the name, age, business address and residence address of the recommending stockholder;

- the class, series and number of all shares of stock of Legg Mason that the recommending stockholder beneficially owns;

- the date the shares were acquired and the investment intent behind the acquisition; and

- all other information about the candidate that is required to be disclosed in solicitations of proxies for election of directors in an election contest or is otherwise required pursuant to Regulation 14A of the Securities Exchange Act of 1934, as amended (including the nominee's written consent to being named in the proxy as a nominee and to serve as a director if elected).

We may require that a proposed director nominee furnish other information to enable the Nominating and Corporate Governance Committee to determine the nominee's eligibility to serve. The Nominating and Corporate Governance Committee will consider a nomination as it deems appropriate in its discretion. However, a nomination that does not comply with requirements discussed above may not be considered. Any nominations should be addressed to the Corporate Secretary, Legg Mason, Inc., 100 International Drive, Baltimore, Maryland 21202.

Policies and Procedures Regarding Related Party Transactions

Under our written policies and procedures regarding related party transactions, the Nominating and Corporate Governance Committee must approve all related party transactions between us or one of our subsidiaries and a director, executive officer or immediate family member of a director or executive officer that would be required to be disclosed in our proxy statements. The policy also authorizes the Chair of the committee to approve, or reject, proposed related party transactions subject to ratification by the full committee at its next regularly scheduled meeting.

Stock Policies

In April 2008 our Board of Directors adopted stock ownership guidelines for directors and executive officers. Under the guidelines, non-employee directors are expected to own shares of Legg Mason common stock with a value at least equal to three times the annual cash retainer paid for serving on the Board. Executive officers are expected to own shares of common stock, including restricted stock and shares of phantom stock, with a value at least equal to five times the officer's base salary, in the case of our Chief Executive Officer, three times base salary, in the case of Senior Executive Vice Presidents and two times base salary for other executive officers. Directors and executive officers are permitted a five year grace period to transition into compliance with the guidelines beginning on the later of (i) the date the guidelines were adopted and (ii) the date the individual becomes a director or executive officer. Currently, all of our directors and executive officers are in compliance with the guidelines. In addition, our Board of Directors has adopted a policy regarding acquisitions and dispositions of Legg Mason securities that, among other things, prohibits directors or executive officers from trading in listed and over the counter options and derivatives that relate specifically to securities issued by Legg Mason.

Executive Sessions

Executive sessions of our non-management directors are held in conjunction with each regular Board of Directors meeting and may be held at other times as circumstances warrant. Our independent directors annually elect a Lead Independent Director to chair these executive sessions. W. Allen Reed currently serves as the Lead Independent Director.

Communications

All interested parties who wish to communicate with our Board of Directors, the Lead Independent Director or our non-management directors as a group may do so by addressing their written correspondence to the director or directors, c/o Corporate Secretary, Legg Mason, Inc., 100 International Drive, Baltimore, Maryland 21202. Our Corporate Secretary will forward all correspondence received from stockholders or other interested parties to the director or directors to whom it is addressed.

The Audit Committee has developed procedures for receiving and handling complaints or concerns about our financial statements, internal controls or other financial or accounting matters. Any such complaints or concerns should be sent by mail to the Chairman of the Audit Committee, c/o Legg Mason, Inc., 100 International Drive, Baltimore, Maryland 21202.

SECURITY OWNERSHIP OF MANAGEMENT AND PRINCIPAL STOCKHOLDERS

The following table sets forth information regarding the ownership of Legg Mason common stock as of May 28, 2010 by each of our directors, each individual named in the Summary Compensation Table, all of our executive officers and directors as a group, and each person who, to the best of our knowledge, beneficially owned more than five percent of the outstanding common stock.

NAME OF OWNER	COMMON STOCK BENEFICIALLY OWNED(1)(2)	PERCENT OF OUTSTANDING COMMON STOCK(2)
BlackRock, Inc.	11,901,372(3)	7.28%
Trian Fund Management, L.P.	10,083,144(4)	6.17%
Nelson Peltz	10,083,144(4)	6.17%
Dodge & Cox	8,850,924(5)	5.41%
Mark R. Fetting	404,320(6)	*
David R. Odenath	325,702(6)	*
Joseph A. Sullivan	266,402(6)(7)	*
Charles J. Daley, Jr.	203,881(6)(8)	*
Ronald R. Dewhurst	119,826(6)	*
Harold L. Adams	98,115	*
Nicholas J. St. George	92,776(9)	*
John E. Koerner III	80,098(9)(10)	*
Kurt L. Schmoke	48,338(9)	*
Dennis R. Beresford	37,026(9)	*
Roger W. Schipke	35,439(9)(11)	*
Margaret Milner Richardson	28,649(9)	*
Cheryl Gordon Krongard	16,169	*
W. Allen Reed	11,991	*
Scott C. Nuttall	9,987	*
John T. Cahill	9,272(12)	*
Robert E. Angelica	6,443	*
Barry W. Huff	5,983	*
All executive officers and directors as a group (20 persons)	11,935,566	7.26%

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*   Less than 1%.

(1) Except as otherwise indicated and except for shares held by members of an individual's family or in trust, all shares are held with sole dispositive and voting power.

(2) Includes, for the individuals listed below, the following number of shares subject to options exercisable within 60 days from May 28, 2010:

Option Holder	Number of Shares
Mr. Peltz	—
Mr. Fetting	244,501
Mr. Odenath	116,473
Mr. Sullivan	35,328
Mr. Daley	130,601
Mr. Dewhurst	24,020
Mr. Adams	47,827
Mr. St. George	40,500
Mr. Koerner	47,827
Mr. Schmoke	38,827
Mr. Beresford	22,500
Mr. Schipke	—
Ms. Richardson	20,827
Ms. Krongard	6,744
Mr. Reed	—
Mr. Nuttall	—
Mr. Cahill	—
Mr. Angelica	—
Mr. Huff	—
All executive officers and directors as a group (20 persons)	790,975

(3) Represents shares held by BlackRock, Inc., 40 East 52nd Street, New York, NY 10022 in its capacity as investment advisor. 11,901,372 of the shares are held with sole dispositive power and none of the shares are held with shared dispositive power. 11,901,372 of the shares are held with sole voting power and none of the shares are held with shared voting power. The number of shares in the preceding information is based upon a Schedule 13G report filed by BlackRock, Inc. reporting ownership as of December 31, 2009. The percentages are based on the total number of outstanding shares of common stock as of May 28, 2010.

(4) Represents shares beneficially owned by both Trian Fund Management, L.P., 280 Park Avenue, 41st Floor, New York, NY 10017, in its capacity as the management company for certain funds and investment vehicles managed by it, and Nelson Peltz. Trian Fund Management GP, LLC, which is controlled by Nelson Peltz, Peter W. May and Edward P. Garden, is the general partner of Trian. All of such shares are held with shared dispositive power and voting power by Trian, Mr. Peltz, Mr. May and Mr. Garden.

(5) Represents shares held by Dodge & Cox, 555 California Street, 40th Floor, San Francisco, CA 94104 in its capacity as investment advisor. 8,850,924 of the shares are held with sole dispositive power and none of the shares are held with shared dispositive power. 8,384,174 of the shares are held with sole voting power and 17,500 of the shares are held with shared voting power. The number of shares in the preceding information is based upon a Schedule 13G report filed by Dodge & Cox reporting ownership as of December 31, 2009. The percentages are based on the total number of outstanding shares of common stock as of May 28, 2010.

(6) Includes, for the individuals listed below, the following number of shares of restricted stock. Shares of restricted stock are not held with voting rights and cannot be transferred.

Name	Number of Shares of Restricted Stock
Mr. Fetting	87,006
Mr. Odenath	116,613
Mr. Sullivan	75,925
Mr. Daley	35,480
Mr. Dewhurst	82,297

(7) Does not include 2,370 units of the Legg Mason Common Stock Fund held in the Legg Mason Profit Sharing and 401(k) Plan and Trust which translate into 1,230 shares of common stock. Includes 1,400 shares of common stock held by Mr. Sullivan's children.

(8) Includes 27,905 shares held in margin accounts subject to a pledge agreement.

(9) Includes, for the individuals listed below, the following number of Restricted Stock Units. Restricted Stock Units are payable on a one-for-one basis in shares of common stock within 60 days of the date on which the individual stops serving as a director of Legg Mason.

Name	Number of Restricted Stock Units
Mr. St. George	12,276
Mr. Koerner	9,660
Mr. Schmoke	5,886
Mr. Beresford	12,276
Mr. Schipke	7,703
Ms. Richardson	5,086

(10) Includes 1,120 shares that are held in trust for the benefit of Mr. Koerner's children.

(11) Includes 27,736 shares of common stock that are held in trust of which Mr. Schipke is trustee.

(12) Includes 9,272 shares of common stock that are held in trust.

<h1 style="text-align: center;">EXECUTIVE COMPENSATION</h1>

Compensation Discussion and Analysis

Overview

The compensation programs for our executive officers, including those named in the compensation tables of our proxy statements (we refer to these individuals as the "named executive officers"), are designed to attract, motivate and retain the management talent we need to maintain and strengthen our position in the asset management business and to achieve our business objectives. Many of our business objectives tend to require significant lead time to accomplish, increasing our need for a stable and talented management team.

We are engaged in a very competitive business in which individuals can personally have a material impact on success. Due to the nature of the industry, asset management personnel and management have significant career mobility and, as a result, the competition for experienced and talented employees in the industry is great. This competition impacts the design and implementation of all of our compensation programs, particularly those for executive officers.

Compensation Philosophy and Principles

In designing and implementing our compensation programs for named executive officers, we are guided by three basic principles.

Link Compensation to Performance

We believe that compensation levels should reflect performance—both the performance of the recipient and the performance of Legg Mason. As a result, we emphasize incentive compensation that is variable in nature, the amount of which is determined after the end of each fiscal year. Making a significant portion of each executive officer's compensation variable, and thus subject to reduction or increase based on corporate and individual performance during the year, helps link our compensation levels to actual performance.

Maintain Competitive Compensation Levels

We strive to offer programs and levels of compensation that are competitive with those offered by comparable companies in our industry in order to attract, retain and motivate our executive officers. To support this principle, the Compensation Committee of our Board of Directors (the "Committee") annually reviews independently provided compensation survey data to assess the competitiveness of our compensation programs for named executive officers. The Committee uses this data as an important input to the process of determining the appropriate levels of compensation for our executive officers.

Support Retention and Align Interests with Stockholders

In designing and implementing our compensation programs for named executive officers, we seek to implement programs that will encourage them to remain with us and to increase stockholder value over the long-term. Providing competitive compensation is one way to promote this principle. Another way is through granting long-term equity awards each year. Our named executive officer compensation programs typically involve two types of long-term equity awards: restricted stock and stock options. Each long-term equity award vests over a four or five year period and, subject to a few exceptions, is forfeited if the recipient terminates his or her employment prior to vesting. Since the recipient will forfeit unvested equity awards if he or she terminates employment, the costs to the employee of doing so are increased, thus creating an incentive to stay. In addition, the long-term equity awards increase in value as our stock price increases, and provide the named executive officer with an opportunity to build up a significant investment in Legg Mason common stock. Thus, equity awards help align the interests of the named executive officers with other stockholders.

Components of Compensation Program

Base Salary

Base salaries provide our named executive officers with a monthly income that is typically set at the beginning of a fiscal year and generally does not decline from year to year. The non-variable nature of base salaries provides named executive officers with a reliable minimum amount of compensation. We believe competitive base salaries are important in attracting and retaining talented executives. The Committee usually sets base salaries for named executive officers at levels that should comprise a low percentage of total compensation. This is consistent with our performance philosophy since most of our executive compensation is received through variable incentive awards.

The Committee reviews, but does not necessarily increase, the base salaries of our named executive officers annually and will typically consider:

- the responsibilities, performance and experience of the executive officer;

- base salaries of comparable officers at peer asset management firms; and

- the recommendations of our Chief Executive Officer ("CEO") (for all named executive officers other than the CEO).

In considering base salary levels, the Committee does not utilize any specific weighting of these factors. While the Committee conducts annual reviews of base salary amounts, in many years it may elect not to increase a named executive officer's base salary. This is usually done where a base salary is in line with competitive levels and reinforces the philosophy that most of our executives' compensation should come from variable incentive awards. The practice of relatively low and generally static base salaries is consistent with industry practice.

Incentive Compensation

In addition to base salaries, we provide executive officers with annual incentive compensation awards typically paid in a combination of cash bonuses, stock options and restricted stock awards. Incentive compensation awards are made after a fiscal year and are primarily based on our corporate performance and the responsibilities, individual performance and contributions of the recipient for the relevant fiscal year. While we don't have targeted ratios, incentive awards generally constitute the largest portion of annual compensation paid to executive officers. The ratio of short-term cash payments to long-term equity awards varies among executives and from year-to-year.

The Committee will occasionally award discretionary incentive awards to named executive officers that are not made under our Executive Incentive Compensation Plan discussed below. The Committee awards these bonuses when the recipient was not named as a participant in the plan at the beginning of the fiscal year or when the Committee determines that the recipient should receive an incentive award larger than the amount available to the executive under the plan. We did not grant any of these discretionary awards to our named executive officers for fiscal year 2010.

Incentive Compensation Program

The Committee grants most incentive compensation awards under our Executive Incentive Compensation Plan. This plan provides for an aggregate executive bonus pool in an amount up to 10% of our pre-tax income (before the bonuses are deducted) (the "Executive Pool"). Because the Executive Pool amount is based on pre-tax income, the total size of the pool varies with our financial performance. During the first quarter of each fiscal year, the Committee selects the plan participants for that year and allocates a maximum percentage of the total Executive Pool to each participant. Each participant's actual incentive award under the plan may not exceed the maximum percentage of the Executive Pool previously allocated to him or her for the fiscal year, and has historically been well below the maximum, except in extraordinary circumstances. In establishing maximum percentages of the

Executive Pool for each participant, the Committee considers the executive's level of responsibility, initiative, business judgment, management skills, and the Committee's judgment as to the incentive award the executive is likely to receive for that fiscal year given certain performance expectations.

After the end of each fiscal year, the Committee approves actual incentive awards from the Executive Pool to each participating executive. Awards granted under the plan are made in the form of cash bonuses and equity awards consisting of stock options or restricted stock. The equity award portion of these awards is discussed below under "Long-Term Incentive Awards."

During fiscal year 2010, the Committee, with the approval of our Board, established a new program for determining incentive compensation awards to be paid from the Executive Pool by creating a sub-program under the Executive Incentive Compensation Plan. The Committee utilizes this new program to exercise discretion to reduce actual incentive award amounts for named executive officers from the maximum allocations of the Executive Pool established at the beginning of the fiscal year. Early in each fiscal year, the Committee determines the program participants and establishes an initial aggregate bonus pool for the program participants. The initial bonus pool is established by the Committee primarily after consideration of industry survey data regarding market compensation levels for people holding similar positions at other asset management companies to those held by the program participants at Legg Mason. The Committee also considers recommendations from the CEO and advice from its compensation consultant in determining the initial bonus pool.

The initial bonus pool may be increased or decreased based upon performance metrics set by the Committee early in the fiscal year. The Committee determines the relative weighting of the selected metrics at the end of the fiscal year to take into account market conditions and other relevant factors that occur during the year. Once the final pool amount is established, the Committee considers the individual performance and responsibilities of the program participants and market data for similarly placed officers at competitive asset management companies to allocate the bonus pool among individual participants. The Committee then awards each participant an incentive award. In no event may the actual incentive award paid to a named executive officer under the program exceed the amount determined based on a percentage of the Executive Pool allocated to that individual under the Executive Incentive Compensation Plan. The Committee is under no obligation to award the entire incentive pool.

Annual Cash Bonuses

Annual cash bonuses encourage named executive officers to focus on annual company operating and strategic performance and individual performance during the year.

Long-Term Incentive Awards

Long-term incentive awards are intended to encourage retention of key employees and to reinforce the importance of building long-term value for our stockholders. We believe that paying a portion of incentive compensation in equity is more aligned with stockholder interests than paying awards entirely in cash. All long-term awards issued for fiscal year 2010 were granted pursuant to our stockholder-approved Legg Mason, Inc. 1996 Equity Incentive Plan. Although the plan provides the flexibility to issue many different types of long-term incentive awards, the Committee typically issues only stock options and restricted stock to our named executive officers.

As part of the new program for determining executive officer incentive compensation discussed above, the Committee revised Legg Mason's prior approach to granting long-term equity awards. Historically, the Committee had issued long-term awards at two times: in the first fiscal quarter, restricted stock awards were made as part of year-end incentive awards and in July, stock options and restricted stock awards were made as a separate long-term incentive.

Beginning with the incentive awards for fiscal year 2010, we discontinued the separate July grants and all long-term equity awards are now included as part of each participant's year-end incentive award granted in the first quarter of the succeeding fiscal year. The awards are usually made in the form of restricted stock and stock options, with the ratio of restricted stock to stock options for each named executive officer being determined by the Committee. As a result of the transition to the new program, executive officers received equity awards in both July 2009 under the former practice and in May 2010 under the new program.

Stock Options

Stock options are non-transferable rights to purchase a specified number of shares of Legg Mason common stock at a pre-determined price. Because the exercise price of an option (the price at which the shares may be purchased) is fixed, an option becomes more valuable as the price of our common stock increases. Alternatively, an option recipient will not receive any value from a stock option if the price of our common stock decreases and remains below the exercise price of the option. Therefore, stock option grants are intended to focus management's attention on long-term stock price appreciation. Stock options are also a valuable retention tool because our option grants usually become exercisable (vest) over an extended period of time and, with a few limited exceptions, unvested options are forfeited if the recipient's employment terminates. The options granted to our named executive officers in fiscal 2010:

- expire in eight years;
- have an exercise price equal to the average of the high and low trading prices of our common stock on the grant date;
- accelerate vesting following a change of control of Legg Mason if the named executive officer's employment is terminated within one year by Legg Mason without cause or by the executive officer for good reason; and
- vest in 20% increments in each of the five years after the grant date.

Restricted Stock

Restricted stock awards refer to grants of shares of our common stock that may not be transferred, and are subject to forfeiture, over a specified period. The restricted stock granted to our named executive officers for fiscal year 2010, subject to a few exceptions including if the executive officer's employment is terminated within one year of a change of control of Legg Mason by Legg Mason without cause by the officer for good reason, will be forfeited if the recipient's employment ends before the shares have vested. Restricted stock awards vest in one-quarter increments at the end of each of the four years following the grant. Because of forfeiture if the recipient's employment ends before the shares have vested, restricted stock serves as a valuable retention tool.

Other Compensation

Our named executive officers may participate in all other Legg Mason compensation and benefit programs on the same terms and conditions applicable to all of our other employees. These programs include our Profit Sharing and 401(k) Plan and our Employee Stock Purchase Plan. Our named executive officers are also eligible to participate in the phantom stock plan, a non-qualified deferred compensation plan available only to select employees, including named executive officers, based on responsibilities and compensation levels. In fiscal year 2010, none of our named executive officers actively deferred compensation under this plan. However, certain executives have outstanding balances under the plan, as discussed below.

Implementation of Named Executive Officer Compensation Programs

Role of Compensation Committee and Non-Employee Directors

The Committee is responsible for overseeing and implementing our named executive officer compensation programs. The Committee's roles include:

- determining the short- and long-term incentive compensation of our CEO;

- establishing and approving compensation plans for named executive officers based on the recommendations of the CEO and senior management;

- annually reviewing and, where appropriate, adjusting the base salaries of our named executive officers; and

- approving the short- and long-term incentive compensation of named executive officers.

Our full Board, excluding employee directors, must approve the Committee's determinations regarding CEO compensation.

Role of Management

Our management, under the leadership of our CEO, plays an important role in establishing and maintaining our named executive officer compensation programs. Management's role includes recommending plans and programs to the Committee, implementing the Committee's decisions regarding the plans and programs and assisting and administering plans in support of the Committee. Our CEO also provides information on the individual performance of the other named executive officers and makes annual recommendations to the Committee on compensation levels for all other named executive officers.

Role of Compensation Consultant

The Committee's charter gives it the authority to retain, and approve fees and other terms of engagement for, compensation consultants and other advisors to assist it in performing its duties. For fiscal 2010, the Committee continued its ongoing retention of McLagan, a well-regarded compensation consulting firm that specializes in the financial services sector. McLagan reports directly to the Committee, which annually reviews McLagan's performance and all fees paid to McLagan for engagements on behalf of the Committee and on behalf of the company.

As directed by the Committee, McLagan participates in Committee meetings, provides counsel on compensation-related issues and, in particular, provides advice with respect to annual base salaries and incentive compensation awards for our executive officers. While the Committee considers input from McLagan, the Committee's ultimate compensation decisions reflect many factors and considerations.

In fiscal year 2010, McLagan advised the Committee that the compensation it paid to, or approved for, our named executive officers (including base salaries and annual incentive awards) was reasonable in light of our fiscal year 2010 performance and competitive market practices.

Benchmarking and Market Data

McLagan also assists the Committee by providing comparative market data on compensation practices and programs based on an analysis of competitors and provides guidance on industry trends, best practices and market and regulatory developments. The Committee, with McLagan's assistance, has assembled a group of relevant public and private competitor firms to use in comparing compensation programs. The companies in the group are AllianceBernstein, Barclays Global Investors, BlackRock Financial Management, BNY Mellon, The Capital Group Companies, Deutsche Asset Management, Eaton Vance Management, Federated Investors, Fidelity Investments, Franklin Templeton Investments, Invesco Ltd., Janus Capital Group, JP Morgan Asset Management, MFS Investment

Management, Morgan Stanley Investment Management, Neuberger Berman, Nuveen Investments, PIMCO Advisors, Putnam Investments, State Street Global Advisors, T. Rowe Price Associates, UBS Global Asset Management and The Vanguard Group. The Committee and McLagan use this group of relevant competitors to (1) compare our compensation programs and practices with those of our competitors and (2) compare the compensation levels of our named executive officers to the compensation levels of comparable officers of companies in the group. Because our March 31 fiscal year-end date is later than that of many competitors, McLagan provides recent and up-to-date information about market practices and actual compensation awards for the just-completed calendar year. All competitive insights from McLagan are given on a non-disclosed (i.e., not company specific) basis.

Tax Deductibility of Annual Compensation

Section 162(m) of the Internal Revenue Code limits tax deductions for certain annual compensation in excess of $1,000,000 paid to individuals named in the summary compensation tables of public company proxy statements. An exception to this limitation is for compensation based on the attainment of objective performance criteria that have, among other things, been approved by stockholders. Our Executive Incentive Compensation Plan is designed to qualify for this exception and permit the full deductibility of compensation awarded under the plan, including restricted stock awards. Another exception to this deductibility limit covers stock options.

The Committee intends to continue to pursue compensation programs that are designed to be fully deductible. However, when circumstances warrant, the Committee retains the discretion to award incentive awards to named executive officers that are not fully deductible under Section 162(m) as the Committee must balance the effectiveness of executive compensation plans with the materiality of reduced tax deductions. No non-deductible awards were made for fiscal year 2010, except for Mr. Odenath's award that was governed by a letter agreement signed in connection with his being hired in September 2008.

Equity Grant Practices

We do not have any program, plan or practice to time equity awards to our employees in coordination with the release of material non-public information. We do not grant equity awards based on our stock price. If we are in possession of material non-public information, either favorable or unfavorable, when equity awards are made, the Committee will not take the information into consideration in determining award amounts. The stock option and restricted stock awards granted on May 17, 2010 were made after the announcement of (i) an initiative to streamline our business model to improve margins and drive growth and (ii) a stock buyback authorization.

As discussed above, the Committee has historically awarded restricted stock awards in the first quarter of each fiscal year when incentive compensation for the prior fiscal year is awarded and stock options and restricted stock to executive officers on the date of the July committee meeting. Beginning with awards for fiscal year 2010, we plan to issue regular equity awards to executive officers only on the day on which incentive awards are paid to corporate employees.

Compensation Decisions for Fiscal Year 2010

The following table shows the named executive officer base salary and incentive compensation for fiscal year 2010 that was awarded or approved by the Committee. **This table differs from the Summary Compensation Table below primarily in that it includes the grant date value of equity awards made for fiscal year 2010, which were awarded after the end of the fiscal year, rather than the grant date value**

of equity awards made during fiscal year 2010, which reflect prior fiscal year performance, and which are included in the Summary Compensation Table.

Name	Base Salary	Cash Incentive Payment	Restricted Stock Award	Stock Option Award	Total Compensation(1)	Percent Change from Fiscal Year 2009(2)
Mark R. Fetting	$500,000	$ 950,000	$1,875,000	$ 625,000	$3,950,000	−14%
Charles J. Daley, Jr. . . .	289,583	950,000	450,000	150,000	1,839,583	−13%
Ronald Dewhurst . . .	350,000(3)	1,500,000	1,800,000	—	3,650,000	16%
David R. Odenath(4) . .	350,000	2,650,000	1,000,000	1,000,000	5,000,000	−18%
Joseph A. Sullivan	350,000	1,545,000	500,000	500,000	2,895,000	−14%

(1) In addition, in July 2009 Messrs. Fetting, Daley, Dewhurst and Sullivan received $0, $260,775, $301,950 and $260,775 in restricted stock awards, respectively, and $2,736,000, $425,600, $609,216 and $425,600 in stock option awards, respectively. As discussed above, these awards were made under our discontinued practice of awarding long-term equity awards in July, reflect fiscal year 2009 performance and are not considered part of the named executive officers' incentive compensation for fiscal year 2010.

(2) Compares base salary and total incentive award for fiscal year 2010 to the sum of base salary and total incentive award for fiscal year 2009 plus the value of long-term equity awards received in July 2009.

(3) Mr. Dewhurst's salary is paid in Australian dollars. He receives a US$350,000 salary converted into Australian dollars at the exchange rate in effect on the day he joined Legg Mason. Using the average conversion rate of .8519 for fiscal year 2010, Mr. Dewhurst received US$330,728 in base salary.

(4) Mr. Odenath's salary, cash incentive award and equity award amounts for fiscal year 2010 constitute the minimum amounts agreed under a letter agreement entered into in connection with his hiring in October 2008. This letter agreement will not apply to compensation for future periods.

Determination of Fiscal Year 2010 Bonus Pool Under New Executive Compensation Program

For fiscal year 2010, the Committee designated eight participants in the new compensation program, Legg Mason's six executive officers and its General Counsel and Chief Risk Officer. The Committee also established the performance metrics to be used to increase or decrease the initial pool amount established early in the fiscal year. The performance metrics are: adjusted operating income margin, net flows in assets under management as a percentage of assets under management at the beginning of the fiscal year, investment performance and progress toward the company's strategic priorities. Adjusted operating income margin equals (i) operating income, as adjusted to remove the compensation effects of mark-to-market changes in deferred compensation assets and seed capital investments, intangible asset impairment charges and net lease charges, divided by (ii) operating revenues less distribution and servicing expenses. In reviewing adjusted operating income margin and net flows, the Committee established benchmarks comparing the actual fiscal year 2010 results to the adjusted operating margin and net flows established in Legg Mason's annual plan, the median results for a group of comparable asset management companies for the fiscal year and Legg Mason's actual fiscal year 2009 results. In reviewing investment performance, the Committee established benchmarks comparing the percentages of Legg Mason's investment composite assets with investment performance that exceeded their respective indices for the 1-year, 3-year and 5-year periods to an established target of 70% and to the comparable percentages for the prior year. In reviewing progress against Legg Mason's strategic priorities, the Committee reviewed qualitative information about, and progress towards, Legg Mason's five publicly disclosed strategic priorities, which are to:

- Improve financial strength and protect the balance sheet;

- Effectively manage costs;

- Engage with our asset management firms on performance and risk management;

- Pursue growth through multi-channel distribution approaches and new products; and

- Selectively pursue lift-out and bolt-on acquisition opportunities to fill product and geographic gaps.

The asset managers in the group of comparable companies for fiscal year 2010 were Affiliated Managers Group, AllianceBernstein, BlackRock Financial Management, Federated Investors, Franklin Templeton Investments, Invesco Ltd., Janus Capital Group and T. Rowe Price Associates. This group of comparable companies differs from the group utilized by the Committee for other compensation purposes because this group consists only of publicly traded companies whose primary businesses are asset management and about whom financial information is publicly reported. Because March quarter information for the competitor asset management companies was not available when the Committee established the final bonus pool amount under the program, in comparing our adjusted operating income margin and net flows with those of the median peer group, the Committee used the adjusted operating income margins and annualized net flows of the competitor companies for the nine-months ended December 31, 2009. Similarly, because March investment performance information was not available when the Committee established the final bonus pool amount under the program, the Committee used investment performance information as of the end of February.

In April 2010, the Committee established the bonus pool for fiscal year 2010 under the program by considering the metrics discussed above and reducing the initial bonus pool amount by seven percent. Specifically, the Committee determined the following regarding the financial metrics:

- Adjusted operating income margin of 22% was below the fiscal year 2009 adjusted operating income margin of 27% but with an improving trend at the end of the fiscal year, was substantially below the median peer group adjusted operating income margins of 30%, and was above the plan target of 20%;

- Net flows of negative 13% were better than the negative 17% in fiscal year 2009 (although still significantly negative), were substantially below the median peer group result of 0%, and were below the plan target of negative 5%; and

- Investment performance for each of the 1-year, 3-year and 5-year periods of 81%, 47% and 68%, respectively, of composite assets beating benchmarks was better than the 52%, 43% and 55%, respectively, at the end of fiscal year 2009. The 3- and 5-year performance percentages were below the 70% goal, while the 1-year performance exceeded the goal.

In reviewing strategic priorities, the Committee considered qualitative factors demonstrating progress towards the priorities, including the following:

- Improving financial strength and protecting the balance sheet—completion of an exchange offer for outstanding equity units, repaying, and amending the terms of outstanding debt and improving our capital position;

- Effectively managing costs—implementation of additional corporate cost saving initiatives and controls;

- Engaging with our asset management firms on performance and risk management—improved investment performance and formalized regular meetings with key personnel at asset managers regarding performance, strategy, operating results and risk management;

- Pursue growth through multi-channel distribution approaches and new products—a number of new product launches, net outflows in our centralized Americas distribution decreased by 76% in fiscal year 2010 as compared to fiscal year 2009 with positive net flows in the fourth fiscal quarter, and our centralized International distribution operations increased gross inflows by 77% during fiscal year 2010 and achieved positive net flows in each quarter of the fiscal year; and

- Selectively pursue lift-out and bolt-on acquisition opportunities to fill product and geographic gaps—pursuit of a number of transaction opportunities, completion of one bolt-on acquisition and several lift-outs and other employee additions.

The Committee established an overall rating for each of the four metrics by using its judgment. In determining the final bonus pool amount, the Committee was aware that a number of the goals used in the program, including matching median peer group results in adjusted operating income margins and net flows, are expected to take multiple years to achieve and thus progress toward the goals is currently as important as reaching the goals. With this in mind, and noting also that Legg Mason is only one year into its recovery from the market downturn and other financial issues that occurred during fiscal years 2008 and 2009, the Committee emphasized the progress towards strategic priorities as the most important metric for fiscal year 2010 and assigned it a 50% weighting, with the remaining 50% assigned to quantitative measures. These were: adjusted operating income margins (20%), net flows (15%) and investment performance (15%). The Committee applied the weightings to its final score on each metric and established a bonus pool that was reduced seven percent from the initial target pool amount. As a final check, the Committee reviewed the stock price performance for Legg Mason's common stock over fiscal year 2010 to determine the reasonableness of the bonus pool amount. At the request of Mr. Fetting, the Committee then decided to award participants incentive awards that were 17% lower than the initial bonus pool amount under the program to reflect the fact that while Legg Mason made progress in improving its financial results during the fiscal year, we seek continued improvement in our core business.

Chief Executive Officer

The Committee decided not to adjust Mr. Fetting's base salary for fiscal year 2010 because the salary amount was consistent with the Committee's objectives in establishing base salaries as discussed above under "Components of Compensation Program—Base Salary."

In April 2009, the Committee established a maximum allocation under the Executive Incentive Compensation Plan for fiscal year 2010 for Mr. Fetting of 30% of the Executive Pool.

In April 2010, the Committee allocated a portion of the final bonus pool under the new executive compensation program to Mr. Fetting as an incentive award. In determining Mr. Fetting's incentive award under the program, the Committee considered subjective measures of Mr. Fetting's responsibilities and performance during fiscal year 2010, including:

- Financial measures of Legg Mason's performance during fiscal year 2010 including the reduced average assets under management and net revenue as compared to the prior year, the earnings and cash income during the fiscal year as compared to losses in the prior year, the improved year-end assets under management and strong shareholder returns during the year for investors in Legg Mason common stock;

- The company's progress towards its strategic priorities during the fiscal year;

- Protecting the company's strong reputation, including through stockholder outreach, and further developing its strategic planning, financial budgeting and enterprise risk management processes; and

- Effectively leading the company and its management team and chairing the Board of Directors through the fiscal year.

In addition, the Committee considered advice from McLagan as to compensation levels of chief executive officers of relevant competitor asset management firms and the reasonableness of the amount of the award the Committee was considering.

The Committee then compared Mr. Fetting's award under the program to the 30% maximum allocation of the Executive Pool under the Executive Incentive Compensation Plan. Mr. Fetting's award amount under the new program constitutes 10% of the Executive Pool. Taking all of these factors into account, the Committee granted Mr. Fetting a $3.45 million incentive award. Mr. Fetting's award was paid 54% in the form of shares of restricted stock, 18% in the form of stock options and the remainder in cash. In determining the split between cash and equity awarded to Mr. Fetting, the Committee decided that, despite the Company's progress during the fiscal year, Mr. Fetting would receive the same cash incentive award that he received for fiscal year 2009 in part to provide added incentive to continue the improvement in the company's financial results. In determining the long-term equity award split between restricted stock and stock options, the Committee considered Mr. Fetting's current common stock, restricted stock and stock option holdings and used its discretion to determine an appropriate split. Mr. Fetting's incentive award was approved by our independent directors.

Mr. Fetting's total fiscal year 2010 compensation (salary plus total incentive award) represents a 14% decrease from the sum of his total fiscal year 2009 compensation (salary plus total incentive award) and the long-term equity awards he received in July 2009. The Committee decided that this reduction was appropriate, despite Mr. Fetting's strong performance in the fiscal year, to reflect the current status of Legg Mason's core business. The Committee awarded Mr. Fetting less cash bonus, and in some cases a smaller total award, than that awarded to other named executive officers based on Mr. Fetting's recommendations and a greater emphasis being placed on corporate metrics in determining Mr. Fetting's award.

Prior to the adoption of the new executive compensation program, which consolidated all equity awards into a single grant at the end of each fiscal year, the Committee awarded Mr. Fetting in July 2009 options to purchase 225,000 shares of Legg Mason common stock. This award was made under the Committee's former practice of issuing long-term incentive awards in July, which has been discontinued with the adoption of the new program. In issuing this award, the Committee considered the financial performance of the company, Mr. Fetting's performance as Chief Executive Officer of the company and information about practices at competitor firms.

Other Named Executive Officers

In April 2009, the Committee approved fiscal year 2010 base salaries of $350,000 for Messrs. Dewhurst, Odenath and Sullivan and $250,000 for Mr. Daley. In approving these base salaries, the Committee considered the factors discussed above under "Components of Compensation Program—Base Salary," including the recommendations of Mr. Fetting. Mr. Odenath's salary was determined based on an agreement reached when he was hired in October 2008. During the fiscal year, the Committee, based on Mr. Fetting's recommendation, increased Mr. Daley's base salary to $300,000.

In April 2009, the Committee allocated maximum percentages of 20% of the Executive Pool under the Executive Incentive Compensation Plan to each of Messrs. Daley, Dewhurst and Sullivan. No maximum percentage was allocated to Mr. Odenath as he was operating under an agreement with a guaranteed minimum compensation amount.

In April 2010, the Committee allocated a portion of the final bonus pool under the new executive compensation program to each of these executives and determined their incentive compensation. In approving these awards, and allocating bonus pool amounts to these individuals, the Committee considered the recommendations of Mr. Fetting, the accomplishments discussed below for each officer, in the case of Mr. Odenath, the minimum incentive award amount for fiscal year 2010 that was agreed when he was hired, and subjective factors about each executive officer including:

- the responsibilities of the officer;

- Mr. Fetting's views as to the individual performance and contributions by the named executive officer during the fiscal year; and

- Mr. Fetting's views of the initiative, business judgment and management skills of the named executive officer.

The Committee also considered advice from McLagan as to compensation levels at relevant competitor asset management firms and the reasonableness of the award that the Committee was considering approving for each officer. Taking these factors into account, the Committee approved incentive awards of $1.55 million, $3.30 million and $2.55 million for Messrs. Daley, Dewhurst and Sullivan, respectively. The Committee reduced the awards of Messrs. Daley and Sullivan from their prior year awards despite their strong individual performances in the year to reflect the current status of Legg Mason's core business. Upon Mr. Fetting's recommendation, the Committee approved for each of Messrs. Daley, Dewhurst and Sullivan the same cash bonus that he received for fiscal year 2009 for the same reasons discussed above that the Committee used in determining Mr. Fetting's cash bonus. In approving the long-term equity award split between stock options and restricted stock for Messrs. Daley and Sullivan, the Committee used its discretion after considering Mr. Fetting's recommendations and the current common stock, restricted stock and stock options held by the officer. Mr. Dewhurst received only restricted stock based on Mr. Fettings recommendations and potential adverse tax consequences of stock option ownership in Mr. Dewhurst's non-U.S. home jurisdiction. Mr. Odenath received the minimum incentive award amount provided in his agreement of $4.65 million, and the split among cash, restricted stock and stock options was determined under the terms of his agreement.

The incentive award for Mr. Daley was paid 61% in cash, 29% in shares of restricted stock and 10% in stock options. Mr. Daley's award constituted 5% of the Executive Pool. Mr. Daley's total fiscal year 2010 compensation (salary plus total incentive award) represents a 13% decrease from the sum of his total fiscal year 2009 total compensation (salary plus total incentive award) and the long-term equity awards he received in July 2009. In awarding this incentive award to Mr. Daley, the Committee considered Mr. Daley's achievements during the fiscal year, including actions taken to strengthen Legg Mason's balance sheet and to reduce costs and improve operating margins.

The incentive award for Mr. Dewhurst was paid 45% in cash and 55% in shares of restricted stock. Mr. Dewhurst's award constituted 10% of the Executive Pool. Mr. Dewhurst's total fiscal year 2010 compensation (salary plus total incentive award) represents a 16% increase from the sum of his total fiscal year 2009 compensation (salary plus total incentive award) and the long-term equity awards he received in July 2009. The Committee felt that this increase was appropriate to reflect Mr. Dewhurst's responsibilities and the progress and operating results during the fiscal year of the division that Mr. Dewhurst leads. In awarding this incentive award to Mr. Dewhurst, the Committee considered Mr. Dewhurst's achievements during the fiscal year, including developing a business model for the division that Mr. Dewhurst leads and revamping the products offered by that division by successfully launching new products while also eliminating certain existing products.

The incentive award for Mr. Odenath was paid 57% in cash, 21.5% in shares of restricted stock and 21.5% in stock options. Mr. Odenath's award equalled 14% of the Executive Pool. Mr. Odenath's award equals the minimum incentive award amount under a letter agreement signed in connection with his being hired in September 2008. This letter agreement applies only to Mr. Odenath's compensation through fiscal year 2010. Mr. Odenath's total fiscal year 2010 compensation (salary plus total incentive award) represents an 18% decrease from his total fiscal year 2009 compensation (salary plus total incentive award) as a portion of his fiscal year 2009 compensation was intended to compensate for forfeited compensation at his prior employer. In awarding this incentive award to Mr. Odenath, the Committee considered Mr. Odenath's achievements during the fiscal year, including increasing gross sales by Mr. Odenath's Americas distribution business, successfully reorganizing the management of the division that Mr. Odenath leads, implementing cost cutting initiatives in the division and successfully launching new products.

The incentive award for Mr. Sullivan was paid 61% in cash, 19.5% in shares of restricted stock and 19.5% in stock options. Mr. Sullivan's award constituted 7% of the Executive Pool. Mr. Sullivan's total fiscal year 2010 compensation (salary plus total incentive award) represents a 14% decrease from the sum of his total fiscal year 2009 compensation (salary plus total incentive award) and the long-term equity awards he received in July 2009. In awarding this incentive award to Mr. Sullivan, the Committee considered Mr. Sullivan's achievements during the fiscal year, including continuing to develop an enterprise risk management organization, actions taken to reduce costs and real estate initiatives.

Prior to the adoption of the new executive compensation program, which consolidated all equity awards into a single grant at the end of each fiscal year, the Committee awarded in July 2009 options to purchase 35,000, 50,100 and 35,000 shares of common stock and 9,500, 11,000 and 9,500 shares of restricted stock to Messrs. Daley, Dewhurst and Sullivan, respectively. These awards were made under the Committee's former practice of issuing long-term incentive awards in July, which has been discontinued with the adoption of the new program. Mr. Odenath did not receive any awards in July as his compensation was determined under the terms of a letter agreement reached when he joined Legg Mason that provided for him to receive long-term awards as part of annual incentive awards. The Committee made these long-term incentive awards based on Mr. Fetting's recommendations after taking into consideration the levels of responsibility of each officer, the number of unvested options held by each officer, and the individual performance of each officer.

Compensation Clawback Policy

The Committee has recently adopted a compensation clawback policy that applies to all incentive compensation received by executive officers. Under the policy, Legg Mason may recover from an executive officer the amount of previously paid incentive compensation (including both cash bonuses and equity awards) that the Board of Directors determines to be appropriate in two circumstances. The first circumstance arises if an executive officer's acts or omissions are a significant contributing factor to a requirement that Legg Mason restate its reported financial results due to a material error. The second circumstance under which compensation may be recovered under the policy arises if the executive officer's employment is terminated for "cause". Under the policy, "cause" is defined to include instances of gross negligence, willful misconduct or willful malfeasance that materially adversely affect the company's reputation or business; willful violations of law that materially adversely affect the company's reputation or business or the ability of the officer to be associated with an investment adviser; and theft, embezzlement or fraud. This clawback provision is intended to provide enhanced safeguards against certain types of executive misconduct, and allows for recovery of significant compensation paid to an officer who engages in misconduct.

Summary Compensation Table

The following table summarizes the total compensation during the fiscal year ended March 31, 2010 of our Chief Executive Officer, our Chief Financial Officer and each of our three other most highly compensated executive officers during the fiscal year. **The information in this table differs from** the information in the table above under "Compensation Discussion and Analysis—Compensation Decisions for Fiscal Year 2010" primarily in that this table includes the grant date value of equity awards made during fiscal year 2010 as required by SEC rules rather than the grant date value of equity awards made for fiscal year 2010, which were awarded after the end of the fiscal year.

Name and Principal Position	Year	Salary($)	Bonus($)(1)(2)	Stock Awards($)(3)	Option Awards($)(4)	All Other Compensation($)(5)	Total($)
Mark R. Fetting	2010	$500,000	$ 950,000	$ 407,143	$2,736,000	$ 20,231	$ 4,613,374
Chairman of the	2009	500,000	950,000	1,586,900	1,040,400	32,416	4,109,716
Board, Chief	2008	333,333	1,925,000	6,488,250	1,884,654	30,431	10,661,668
Executive Officer and							
President							
Charles J. Daley, Jr.	2010	289,583	950,000	498,275	425,600	12,629	2,176,087
Executive Vice	2009	250,000	950,000	551,047	520,200	15,384	2,286,631
President, Chief	2008	250,000	960,000	198,438	1,256,436	24,584	2,689,458
Financial Officer and							
Treasurer							
Ronald R. Dewhurst(6)	2010	330,728(7)	1,500,000	676,950	609,216	11,278	3,128,172
Senior Executive Vice							
President							
David R. Odenath(8)	2010	350,000	2,650,000(9)	1,250,000	1,250,000	41,516	5,541,516
Senior Executive	2009	184,280	3,375,000(10)	1,700,000	2,500,000	101,330	7,860,610
Vice President							
Joseph A. Sullivan(8)	2010	350,000	1,545,000	1,215,775	425,600	26,475	3,562,850
Senior Executive	2009	184,280	1,545,000(10)	750,000	750,000	12,316	3,241,596
Vice President							

(1) Our Executive Incentive Compensation Plan provides for an executive bonus pool for each fiscal year in an amount up to 10% of our pre-tax income for the fiscal year (before deducting the bonuses under the plan). The Compensation Committee selects participants in the pool, approves the total amount received for bonuses and approves the allocation of incentive bonuses among our executive officers as described above under "Compensation Discussion and Analysis."

(2) Does not include $2,500,000, $600,000, $1,800,000, $2,000,000 and $1,000,000 awarded for fiscal year 2010 and paid in shares of restricted stock or stock options to Messrs. Fetting, Daley, Dewhurst, Odenath and Sullivan, respectively, on May 17, 2010. These awards are included in the Grants of Plan-Based Awards Table below.

(3) Represents the fair value of restricted stock awards made during each fiscal year as measured by Legg Mason's stock price on the date of grant calculated in accordance with accounting guidance. Legg Mason's stock price is calculated as the average of the high and low trading prices of our common stock on the NYSE on the grant date. Amounts reported may not represent the amounts that the named executive officers will actually realize from the awards. Whether, and to what extent, a named executive officer realizes value will depend on Legg Mason's actual operating performance, stock price fluctuations and the named executive officer's continued employment.

(4) Represents the aggregate grant date fair value, as calculated in accordance with accounting guidance, of options granted during each fiscal year. Stock option awards are valued for purposes of this table using the Black-Scholes option pricing model. See the "Summary of Significant Accounting Policies" footnote or the "Stock-Based Compensation" footnote to our consolidated financial statements included in our Annual Report on Form 10-K for the fiscal year in which the award was made for a discussion of the assumptions used in estimating the value of each award. Amounts reported may not represent the amounts that the named executive officers will actually realize from the awards. Whether, and to what extent, a named executive officer realizes value will depend on Legg Mason's actual operating performance, stock price fluctuations and the named executive officer's continued employment.

(5) Includes, for fiscal year 2010, contributions made by Legg Mason to Messrs. Fetting, Daley, Odenath and Sullivan pursuant to our Profit Sharing and 401(k) Plan and Trust, Legg Mason's matching contributions under the Employee Stock Purchase Plan to Mr. Daley, discount amounts credited to Mr. Fetting under our Deferred Compensation/ Phantom Stock Plan, dividends paid on unvested shares of restricted stock and Basic Life and Accidental Death and Dismemberment insurance premiums paid by Legg Mason for all executive officers. The 2009 amount for

Mr. Odenath differs from the previously reported amount due to a miscalculation of moving expenses reimbursed in fiscal year 2009.

(6) Mr. Dewhurst became a named executive officer in fiscal year 2010.

(7) Mr. Dewhurst's salary is paid in Australian dollars and converted into U.S. dollars for reporting purposes. The conversion rate used represents the average rate of .8519 for the fiscal year ended March 31, 2010 and was obtained from xe.com.

(8) Messrs. Odenath and Sullivan became Legg Mason employees in fiscal year 2009.

(9) The salary, bonus, stock awards and option awards for Mr. Odenath equal the minimum award amounts agreed pursuant to a letter agreement in connection with his hiring in September 2008.

(10) The incentive awards for Messrs. Odenath and Sullivan equal the minimum incentive award amounts agreed in connection with their hiring in September 2008. A portion of the agreed minimum award for Mr. Odenath represents replacement of three months of forfeited compensation at his prior employer.

Grants of Plan-Based Awards

The following table provides information concerning each plan-based award granted for the fiscal year ended March 31, 2010 to our named executive officers.

Name	Grant Date	Committee Action Date	All Other Stock Awards: Number of Shares of Stock or Units(#)(1)	All Other Option Awards: Number of Securities Underlying Options(#)(2)	Exercise or Base Price of Option Awards ($/Sh)(3)	Grant Date Close Price	Grant Date Fair Value of Stock and Option Awards(4)
Mark R. Fetting	07/27/2009	07/27/2009		225,000	$27.45	$27.71	$2,736,000(5)
	05/17/2010	04/27/2010		43,283	33.25	33.01	625,000(5)
	05/17/2010	04/27/2010	56,391		—	33.01	1,875,000(6)
Charles J. Daley, Jr. .	07/27/2009	07/27/2009		35,000	27.45	27.71	425,600(5)
	07/27/2009	07/27/2009	9,500		—	27.71	260,775(6)
	05/17/2010	04/27/2010		10,388	33.25	33.01	150,000(5)
	05/17/2010	04/27/2010	13,534		—	33.01	450,000(6)
Ronald R. Dewhurst .	07/27/2009	07/27/2009		50,100	27.45	27.71	609,216(5)
	07/27/2009	07/27/2009	11,000		—	27.71	301,950(6)
	05/17/2010	04/27/2010	54,135		—	33.01	1,800,000(6)
David R. Odenath ..	05/17/2010	04/27/2010		69,252	33.25	33.01	1,000,000(5)
	05/17/2010	04/27/2010	30,075		—	33.01	1,000,000(6)
Joseph A. Sullivan ..	07/27/2009	07/27/2009		35,000	27.45	27.71	425,600(5)
	07/27/2009	07/27/2009	9,500		—	27.71	260,775(6)
	05/17/2010	04/27/2010		34,626	33.25	33.01	500,000(5)
	05/17/2010	04/27/2010	15,038		—	33.01	500,000(6)

(1) Shares of restricted stock or restricted stock units were awarded pursuant to our 1996 Equity Incentive Plan in July 2009, as long-term incentive awards pursuant to a discontinued practice of

issuing equity awards in July, and in May 2010 as part of fiscal year 2010 incentive compensation. The vesting schedules for the restricted stock and restricted stock unit awards are as follows:

Grant Date	Vesting Schedule	Remaining Vesting Dates
07/27/09	25% vests each year for four years from the date of grant	04/30/10, 04/30/11, 04/30/12, 04/30/13
05/17/10	25% vests each year for four years from the date of grant	04/30/11, 04/30/12, 04/30/13, 04/30/14

Dividends are paid on shares of restricted stock or restricted stock units at the same time, and in the same amounts, as dividends are paid on other outstanding shares of our common stock.

(2) All stock options were awarded pursuant to our 1996 Equity Incentive Plan. The options vest and become exercisable ratably over five years commencing on July 23, 2010 for the July 2009 awards and May 31, 2011 for the May 2010 awards.

(3) The exercise price equals the average of the high and low trading prices of our common stock on the New York Stock Exchange on the grant date.

(4) The Grant Date Fair Value is the total amount that we will recognize as an expense over the award's vesting period under applicable accounting requirements.

(5) For stock options, we calculate the grant date fair value using the Black-Scholes option pricing model value on the grant date. The following assumptions were made for purposes of these calculations:

	07/27/09 Awards	05/17/10 Awards
Expected Term	5.03 years	5.18 years
Dividend Yield	1.47%	1.39%
Stock Price Volatility	54.35%	52.84%
Risk Free Interest Rate	2.87%	2.41%

The actual value realized, if any, on stock option exercises will be dependent on overall market conditions, our future performance and the future prices of our common stock. There can be no assurances that the actual value realized will approximate the amount calculated under the valuation model.

(6) For restricted stock and restricted stock units, we calculate the grant date fair value by multiplying the number of shares or units granted by the average of the high and low trading prices of our common stock on the New York Stock Exchange on the grant date.

Employment-Related Agreement

On August 29, 2008, we entered into a two-year agreement with Mr. Odenath providing for him to be hired as Senior Executive Vice President beginning September 2008. Mr. Odenath is a seasoned executive who was hired to head our Americas division. Pursuant to the agreement, Mr. Odenath was entitled to receive an annual base salary of $350,000 and a minimum incentive award amount for fiscal year 2010 equal to the award that he received and is described above. If Mr. Odenath's employment is terminated by the company without cause or he resigns after a material diminishment in his responsibilities prior to the full vesting of a one-time grant of stock options and restricted stock when he joined Legg Mason, the unvested portion of each award will either be accelerated or paid out in cash, at our election. The agreement also requires that Mr. Odenath not compete with us for a period of one year after termination of his employment.

Outstanding Equity Awards at March 31, 2010

The following table provides information as of March 31, 2010 about the outstanding equity awards held by our named executive officers.

Name	Grant Date	Option Awards(1)(2) Number of Securities Underlying Unexercised Options(#) Exercisable	Number of Securities Underlying Unexercised Options(#) Unexercisable	Option Exercise Price($)	Option Expiration Date	Stock Awards(3) Number of Shares or Units of Stock That Have Not Vested(#)	Market Value of Shares or Units of Stock That Have Not Vested($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested(#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested($)
Mark R. Fetting .	07/23/2002	21,001	—	$ 26.31	07/22/2010				
	07/22/2003	10,500	—	46.39	07/22/2011				
	07/20/2004	15,000	—	52.07	07/22/2012				
	06/09/2005	8,000	2,000	85.76	07/22/2013				
	10/17/2005	45,000(4)	—	104.00	07/19/2013				
	11/29/2005	12,000	3,000	122.91	07/22/2013				
	11/29/2006	24,000	16,000	95.66	07/22/2014				
	07/18/2007	18,000	27,000	100.77	07/22/2015				
	07/21/2008	12,000	48,000	33.97	07/22/2016				
	07/27/2009	—	225,000	27.45	07/22/2017				
	05/16/2007					1,940	$ 55,620		
	01/28/2008							100,000(5)	$2,867,000
	05/16/2008					9,782	280,450		
	07/21/2008					15,000	430,050		
	05/18/2009					20,965	601,067		
Charles J. Daley, Jr.	07/23/2002	20,251	—	$ 26.31	07/22/2010				
	07/22/2003	8,250	—	46.39	07/22/2011				
	07/20/2004	5,100	—	52.07	07/22/2012				
	10/17/2005	30,000(4)	—	104.00	07/19/2013				
	11/29/2005	8,000	2,000	122.91	07/22/2013				
	11/29/2006	15,000	10,000	95.66	07/22/2014				
	07/18/2007	12,000	18,000	100.77	07/22/2015				
	07/21/2008	6,000	24,000	33.97	07/22/2016				
	07/27/2009	—	35,000	27.45	07/22/2017				
	05/16/2007					662	$ 18,980		
	05/16/2008					2,845	81,566		
	07/21/2008					6,338	181,710		
	05/18/2009					12,230	350,634		
	07/27/2009					9,500	272,365		
Ronald R. Dewhurst . . .	07/21/2008	7,000	28,000	$ 33.97	07/22/2016				
	07/27/2009	—	50,100	27.45	07/22/2017				
	05/16/2008					1,007	$ 28,871		
	07/21/2008					7,388	211,814		
	05/18/2009					19,310	553,618		
	07/27/2009					11,000	315,370		
David R. Odenath	10/27/2008	47,214	188,858	$ 14.81	07/22/2016				
	05/18/2009	—	110,229	19.42	07/22/2017				
	10/27/2008					76,524	$2,193,943		
	05/18/2009					64,367	1,845,402		
Joseph A. Sullivan	10/27/2008	14,164	56,658	$ 14.81	07/22/2016				
	07/27/2009	—	35,000	27.45	07/22/2017				
	10/27/2008					33,760	$ 967,899		
	05/18/2009					49,176	1,409,876		
	07/27/2009					9,500	272,365		

(1)   Option awards are made pursuant to our 1996 Equity Incentive Plan. The exercise price of each option is equal to the average of the high and low trading prices of our common stock on the New York Stock Exchange on the grant date. Option holders may use previously owned shares to pay all or part of the exercise price.

(2) Options awarded prior to 2005 are fully vested. In all cases, the Compensation Committee may accelerate the vesting of options. The vesting schedules for the option awards are as follows:

Grant Date	Vesting Schedule	Remaining Vesting Dates
06/09/05	20% vests each year for five years from date of grant	07/23/10
11/29/05	20% vests each year for five years from date of grant	07/23/10
11/29/06	20% vests each year for five years from date of grant	07/23/10, 07/23/11
07/18/07	20% vests each year for five years from date of grant	07/23/10, 07/23/11, 07/23/12
07/21/08	20% vests each year for five years from date of grant	07/23/10, 07/23/11, 07/23/12, 07/23/13
10/27/08	20% vests each year for five years from date of grant	07/23/10, 07/23/11, 07/23/12, 07/23/13
05/18/09	20% vests each year for five years from date of grant	07/23/10, 07/23/11, 07/23/12, 07/23/13, 07/23/14
07/27/09	20% vests each year for five years from date of grant	07/23/10, 07/23/11, 07/23/12, 07/23/13, 07/23/14

(3) The vesting schedules for restricted stock awards are as follows:

Grant Date	Vesting Schedule	Remaining Vesting Dates
05/16/07	33⅓% vests each year for three years from date of grant	04/30/10
05/16/08	33⅓% vests each year for three years from date of grant	04/30/10, 04/30/11
07/21/08	25% vests each year for four years from date of grant	04/30/10, 04/30/11, 04/30/12
10/27/08	33⅓% vests each year for three years from date of grant	04/30/10, 04/30/11
05/18/09	25% vests each year for four years from date of grant	04/30/10, 04/30/11, 04/30/12, 04/30/13
07/27/09	25% vests each year for four years from date of grant	04/30/10, 04/30/11, 04/30/12, 04/30/13

(4) Represents special awards of options exercisable after vesting only if, within four years after the grant date, our common stock closes at or above $127.50 per share for 30 consecutive days. This stock price condition was met in the March 2006 quarter.

(5) Represents a special award of performance shares which vest in 20% increments on January 28, 2009, 2010, 2011, 2012 and 2013 (or later if the stock price trigger occurs after scheduled vesting) only if our common stock closes at or above the following prices for 30 consecutive trading days:

Vesting Date	Share Price Requirement
01/28/09	$ 77.97
01/28/10	85.76
01/28/11	94.34
01/28/12	103.78
01/28/13	114.15

Option Exercises and Stock Vested Table

The following table provides information about exercises of stock options and vesting of restricted stock during fiscal year 2010 for our named executive officers.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise(#)	Value Realized on Exercise($)	Number of Shares Acquired on Vesting(#)	Value Realized on Vesting($)(1)
Mark R. Fetting	—	—	13,407	$271,894
Charles J. Daley, Jr.	—	—	4,726	95,843
Ronald R. Dewhurst	—	—	2,966	60,150
David R. Odenath	—	—	38,263	775,974
Joseph A. Sullivan	—	—	16,881	342,347

(1) The value realized upon vesting of restricted stock is calculated by multiplying the fair market value of a share of common stock on the vesting date (the average of the high and low trading prices of our common stock on the vesting date) by the number of shares vested.

Non-Qualified Deferred Compensation

The Legg Mason & Co., LLC Deferred Compensation/Phantom Stock Plan is a non-qualified deferred compensation plan that is available only to a select group of employees, including named executive officers, based on responsibilities and compensation levels. Under the terms of the plan, participants may elect to defer up to $60,000 in annual compensation on a pre-tax basis. Amounts deferred under the plan are deemed invested in "phantom" shares of our common stock at a price equal to 90% of the market price on the deemed investment date. Dividends paid on our common stock are credited to phantom stock at a price equal to 95% of the market price on the dividend payment date. Amounts deferred under our phantom stock plan, including contributions by the company, are fully vested at all times and are not subject to forfeiture. Amounts deferred under this plan are distributed to the participant, or his or her beneficiary, in shares of our common stock after the participant's employment has terminated for any reason, either in lump sum distribution or three annual installments, at the participant's election. In addition, the company may elect to distribute account balances to named executive officers in connection with a change of control, if the plan and all substantially similar agreements are terminated with respect to the participants affected by the change of control. For purposes of our phantom stock, a "change of control" will occur upon a change in (1) ownership of the company or Legg Mason & Co., LLC ("LM&Co."), our administrative subsidiary, (2) effective control of the company or LM&Co., or (3) ownership of a substantial portion of the assets of the company or LM&Co.

The following table provides information about non-qualified deferred compensation plan transactions and balances for fiscal year 2010 by our named executive officers.

Name	Executive Contributions in Last FY	Company Contributions in Last FY(1)	Aggregate Earnings in Last FY(2)	Aggregate Balance at Last FYE(3)
Mark R. Fetting(4)	—	$21	$15,718	$34,635
Charles J. Daley, Jr.	—	—	—	—
Ronald R. Dewhurst	—	—	—	—
David R. Odenath	—	—	—	—
Joseph A. Sullivan	—	—	—	—

(1) Company contributions are included in the All Other Compensation column of the Summary Compensation Table above and consist of the contribution of the 5% discount to the market price of a share of common stock upon the crediting of dividends to phantom stock during the fiscal year.

(2) Aggregate earnings are calculated by subtracting the value of the named executive officer's phantom stock account at March 31, 2009 and the employee and company contributions made during fiscal year 2010 from the value of the officer's account at March 31, 2010.

(3) The aggregate balance is calculated by multiplying the phantom stock account share balance by the closing price of our common stock on March 31, 2010. Upon a distribution, shares of phantom stock are distributed in shares of common stock on a one-for-one basis.

(4) Mr. Fetting participated in the plan but did not make any contributions during fiscal year 2010. Company contributions reflect the 5% discount to the price of our common stock for dividends credited to his phantom stock account.

Potential Payments on Termination or a Change of Control

We have not provided our named executive officers with agreements providing for severance payments, medical or insurance benefits or any other perquisites after their employment has ended or following a change of control of Legg Mason except for the letter agreement entered into with Mr. Odenath when he was hired in September 2008. See "Employment-Related Agreement" above for further discussion regarding Mr. Odenath's agreement.

As described in the "Compensation Discussion and Analysis" in this Proxy Statement, our named executive officers typically receive long-term incentive awards in the form of stock options and restricted stock. In fiscal year 2008, we also awarded performance shares to Mr. Fetting. In addition, our named executive officers may elect to participate in our phantom stock plan. Except as discussed below, our named executive officers will forfeit their unvested stock options, restricted stock and performance shares if their employment with us ends.

Stock Options

Unvested stock options held by our named executive officers automatically vest and become exercisable upon the termination of the named executive officer's employment as a result of his or her death or disability. Unvested options issued before May 2010 automatically vest and become exercisable upon a change of control (as defined below), and options issued in May 2010 vest and become exercisable if the named executive officer's employment is terminated within one year of a change of control without cause or due to good reason.

If a named executive officer's employment ends for any reason other than death or disability before all of his or her stock options have vested, the unvested stock options are automatically forfeited. Our Compensation Committee has the authority to accelerate the vesting of any stock options in its discretion at any time. A named executive officer, or his or her beneficiaries, must exercise all vested options (1) within one year of the date on which his or her employment terminates as a result of death or disability or (2) within 90 days of the date on which his or her employment terminates for any other reason.

For purposes of our stock options granted prior to May 2010, a "change of control" of Legg Mason will occur upon (1) the approval by our stockholders of an agreement to merge or consolidate Legg Mason with or into another company (with Legg Mason not surviving) or to sell or otherwise dispose of all or substantially all of our assets and the satisfaction or waiver of all conditions precedent to the closing of that transaction; or (2) a determination by our Board of Directors that in connection with a proposed tender or exchange offer for our voting securities, a person has become the owner of securities representing 40% or more of the voting power of our outstanding stock. However, if an event that triggers a potential change of control is approved no later than five days after it occurs by a vote of 75% or more of our directors who were members of our Board immediately prior to the event, then the event will not constitute a change of control for stock option purposes.

For purposes of our stock options granted in May 2010, a "change of control" of Legg Mason will occur upon (1) any person acquiring, directly or indirectly, beneficial ownership of securities representing 50.1% or more of the combined voting power of our outstanding stock, (2) the closing of any merger, consolidation or other reorganization involving Legg Mason whereby the stockholders of Legg Mason immediately prior to such reorganization do not hold, directly or indirectly, more than 50% of the combined voting power of the outstanding stock of the successor entity immediately following such transaction, (3) the closing of any transaction involving a sale of assets of Legg Mason that have a total gross fair market value equal to or more than 40% of the total gross fair market value of all of Legg Mason's assets, (4) the adoption of any plan or proposal for the liquidation or dissolution of Legg Mason, or (5) within any 12-month period, individuals who, as of May 15, 2010, constitute the Board of Directors of Legg Mason or who are thereafter nominated as directors by a majority of the Board of Directors cease for any reason to constitute at least a majority of the Board.

For purposes of our stock options granted in May 2010, "cause" means any of the following behavior by an option recipient: (1) any conduct that competes with Legg Mason, breaches any obligation or duty of loyalty to Legg Mason or materially injures Legg Mason; (2) a material violation of any law, regulation or Legg Mason policy; (3) a court or regulatory order that prevents an option recipient from performing his or her duties or being associated with an investment advisor; (4) material malfeasance, disloyalty or dishonesty; (5) conviction of a felony: (6) any failure to devote sufficient professional time to his or her duties; (7) failure to satisfactorily perform duties, or gross misconduct or gross negligence in the performance of duties; or (8) failure to maintain any required licenses.

For purposes of our stock options granted in May 2010, "good reason" means (1) a material adverse change in the responsibilities of the option recipient from those in effect prior to the change of control and (2) the recipient's principal place of employment is moved more than 50 miles from the location immediately prior to the change of control, (3) the recipient's base salary is significantly reduced or (4) the recipient's incentive compensation for a fiscal year is materially reduced from his or her incentive compensation for the prior fiscal year, and such reduction is not related to a reduction in responsibilities or either individual or corporate performance.

Restricted Stock

Restricted Stock Awards Prior to July 2008

All unvested shares of restricted stock issued to a named executive officer will automatically vest upon (1) the termination of the named executive officer's employment as a result of his or her death or disability, (2) the death or disability of the named executive officer during his or her retirement, or (3) a change of control of Legg Mason (as defined below). Upon vesting, shares cease to be subject to transfer restrictions and forfeiture.

In the event a named executive officer's employment ends for any reason other than death, disability or retirement before all of his or her shares of restricted stock have vested, the unvested shares of restricted stock will automatically be forfeited. If a named executive officer retires from Legg Mason, his or her shares of restricted stock will continue to vest in accordance with the original vesting schedule as long as he or she continues to meet the definition of retirement. In order to retire for purposes of our restricted stock grants, a named executive officer may not represent, in any capacity other than as an independent director, any financial services company that the Compensation Committee deems a competitor of Legg Mason. The Compensation Committee has the authority to accelerate the vesting of any restricted stock in its discretion at any time.

For purposes of our restricted stock awarded prior to July 2008, a "change of control" of Legg Mason will occur upon (1) the approval by our stockholders of an agreement to merge or consolidate Legg Mason with or into another company (with Legg Mason not remaining an independent publicly owned company) or to sell or otherwise dispose of all or substantially all of our assets, other than a transaction in which Legg Mason or its stockholders own 50% or more of the combined voting power of the surviving entity or (2) a person, other than one of our affiliates, becoming the direct or indirect owner of securities representing 50% or more of the combined voting power of our outstanding stock.

July 2008 and July 2009 Long-Term Incentive Awards

Unvested shares of restricted stock issued to a named executive officer will automatically vest upon (1) the termination of the named executive officer's employment as a result of his or her death or disability, or (2) a change of control of Legg Mason (as defined below). Upon vesting, shares cease to be subject to transfer restrictions and forfeiture.

In the event a named executive officer's employment ends for any reason other than death or disability, the unvested shares of restricted stock will automatically be forfeited. The Compensation Committee has the authority to accelerate the vesting of any restricted stock in its discretion at any time.

See "Stock Options" above for the definition of "change of control" used for these awards, which matches the definition used for stock option awards prior to May 2010.

October 2008 Sign-On Awards

The restricted stock awards issued to two of our named executive officers in October 2008 as sign-on bonuses have the same terms as all restricted stock awards made prior to July 2008 (see the discussion above) except that there is no retirement provision. If a named executive officer who received these awards retires from Legg Mason, all unvested shares of restricted stock awarded as a October 2008 sign-on bonus will be forfeited, subject, in the case of stock awarded to Mr. Odenath, to the terms of his employment letter discussed above under "Employment-Related Agreement."

May 2009 Annual Incentive Awards

Unvested shares of restricted stock issued to a named executive officer will automatically vest upon (1) the named executive officer's death, (2) termination of the named executive officer's employment due to disability or a reduction in workforce or (3) a change of control of Legg Mason (as defined below). Upon vesting, shares cease to be subject to transfer restrictions and forfeiture.

In the event a named executive officer's employment ends for any reason other than death, disability, reduction in workforce, retirement or termination without cause after completing 15 years of service with us, before all of his or her shares of restricted stock have vested, the unvested shares of restricted stock will automatically be forfeited. If a named executive officer retires from Legg Mason, his or her shares of restricted stock will continue to vest in accordance with the original vesting schedule as long as he or she continues to meet the definition of retirement. In order to retire for purposes of our restricted stock grants, a named executive officer must be at least 65 years old and may not represent, in any capacity other than as an independent director, any financial services company that the Compensation Committee deems a competitor of Legg Mason. If a named executive officer is terminated without cause after completing 15 years of service with us, his or her shares of restricted stock will continue to vest in accordance with the original vesting schedule as long as he or she does not compete with us. The Compensation Committee has the authority to accelerate the vesting of any restricted stock in its discretion at any time.

For purposes of the restricted stock awards made in May 2009, a "change of control" of Legg Mason will occur upon (1) any person acquiring, directly or indirectly, beneficial ownership of securities representing 50.1% or more of the combined voting power of our outstanding stock, (2) the closing of any merger, consolidation or other reorganization involving Legg Mason whereby the stockholders of Legg Mason immediately prior to such reorganization do not hold, directly or indirectly, more than 50% of the combined voting power of the outstanding stock of the successor entity immediately following such transaction, (3) the closing of any transaction involving a sale of assets of Legg Mason that have a total gross fair market value equal to or more than 40% of the total gross fair market value of all of Legg Mason's assets, (4) the adoption of any plan or proposal for the liquidation or dissolution of Legg Mason, or (5) within any 12-month period, individuals who, as of May 15, 2009, constitute the Board of Directors of Legg Mason or who are thereafter nominated as directors by a majority of the Board of Directors cease for any reason to constitute at least a majority of the Board.

May 2010 Annual Incentive Awards

Shares of restricted stock issued to a named executive officer in May 2010 have the same terms and conditions as shares of restricted stock issued in May 2009 (see the discussion above) except that shares of restricted stock issued in May 2010 vest upon a change of control only if, within 12 months of the change of control, the named executive officer is terminated without cause or terminates his or her employment for good reason. See "Stock Options" above for the definitions of "cause" and "good reason" used for these awards.

Performance Shares

Performance shares will vest immediately upon the occurrence of (1) a change of control of Legg Mason (as defined below), or (2) a termination of the named executive officer's employment as a result of his or her death or permanent disability. In addition, if we terminate a named executive officer's employment without cause or the officer resigns for good reason, the officer will be entitled to have vest, including amounts previously vested, 80% of the total performance shares in his or her award if our common stock meets the performance thresholds within three years of the termination date. Upon vesting, performance shares are paid in shares of our common stock on a one-for-one basis. The Compensation Committee has the authority to accelerate the vesting of any performance shares in its discretion at any time.

With respect to our performance shares, (1) the events that constitute a "change of control" of Legg Mason for restricted stock awarded prior to July 2008 shall also constitute a "change of control" of Legg Mason for purposes of our performance shares, and (2) a named executive officer shall be considered to have suffered a "permanent disability" if the named executive officer is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in the named executive officer's death or which has lasted or can be expected to last for a continuous period of not less than 12 months.

Estimated Post-Termination Payments Table

The following table sets forth information regarding potential accelerated payments to each of our named executive officers in the event of a termination of his employment, upon death or disability or following a change of control of Legg Mason. For the purposes of this table, amounts are calculated as if the employment termination, death or disability or change of control occurred on March 31, 2010.

Name	Accelerated Stock Options(1)	Accelerated Restricted Stock and Performance Shares(2)	Contractual Payments
Mark R. Fetting(3)			
Upon Termination	$ —	$ 937,136(4)(5)	$ —
Upon Death or Disability	274,500	4,234,186	—
Upon a Change of Control(6)	274,500	4,234,186	—
Charles J. Daley, Jr.			
Upon Termination	—	451,180(4)	—
Upon Death or Disability	42,700	905,255	—
Upon a Change of Control(6)	42,700	905,255	—
Ronald R. Dewhurst			
Upon Termination	—	582,488(4)	—
Upon Death or Disability	61,122	1,109,672	—
Upon a Change of Control(6)	61,122	1,109,672	—
David R. Odenath			
Upon Termination	3,637,190(7)	4,039,345(4)(7)	4,650,000(8)
Upon Death or Disability	3,637,190	4,039,345	4,650,000(8)
Upon a Change of Control(6)	3,637,190	4,039,345	—
Joseph A. Sullivan			
Upon Termination	—	1,409,876(4)	—
Upon Death or Disability	827,980	2,650,140	—
Upon a Change of Control(6)	827,980	2,650,140	—

(1) The amounts include unvested, in-the-money stock options that would immediately vest upon the listed event. Amounts are calculated by adding for each grant of unvested, in-the-money options, the product of the number of shares underlying the options multiplied by the difference between $28.67, the closing price of our common stock on March 31, 2010, and the exercise price. In addition, as of March 31, 2010, Messrs. Fetting, Daley, Odenath and Sullivan held $49,562, $47,792, $654,386 and $196,313, respectively, of in-the-money, unexercised, vested stock options (using the same method of calculation) which can be exercised following termination, death or disability or a change of control.

(2) The amounts are calculated by multiplying the applicable number of unvested shares of restricted stock or performance shares held by the named executive officer at the close of business on March 31, 2010 by $28.67, the closing price of our common stock on that day.

(3) Mr. Fetting will also receive distribution of his phantom stock account, which is not subject to vesting, upon termination for any reason or upon a change of control. See the discussion under "Non-Qualified Deferred Compensation" above.

(4) Represents shares of restricted stock that immediately vest or continue to vest under their vesting schedules subject to the conditions discussed below. All unvested shares of restricted stock granted prior to July 2008 continue to vest after termination so long as the named executive officer meets the definition of having retired for purposes of the restricted stock awards. The unvested portion of the May 2009 restricted stock awards immediately vests if the named executive officer is terminated in a reduction in force and otherwise continue to vest after termination if the named

executive officer has completed 15 years of service, does not compete with Legg Mason and is terminated without cause.

(5) If we terminate Mr. Fetting's employment without cause or he resigns for good reason, 80% of the total performance shares in his award will vest if our common stock meets the performance thresholds within three years of his termination date. As of March 31, 2010, $2,293,600 in unvested performance shares would continue to vest under this provision.

(6) The definition of "change of control" of Legg Mason differs for the acceleration of stock options, restricted stock and performance shares. See the discussion preceding this table under "Potential Payments on Termination or a Change of Control."

(7) Pursuant to Mr. Odenath's employment letter, the unvested portion of Mr. Odenath's October 2008 awards of stock options and restricted stock will automatically vest, or we will pay the value of such awards in cash, if his employment with us terminates prior to vesting for any reason other than his resignation or for cause.

(8) Represents cash bonus and value of equity awards paid to Mr. Odenath in May 2010. Pursuant to a letter agreement with Mr. Odenath, he was guaranteed to receive the cash bonus and equity award amounts for the fiscal year ending March 31, 2010 if he did not resign and was not terminated for cause during the fiscal year. Thus, the cash compensation paid, and the equity awards granted, to Mr. Odenath in May 2010 for fiscal year 2010 would have been paid or granted, as applicable, to Mr. Odenath on March 31, 2010 if his employment with us terminated on that date.

EQUITY PLAN INFORMATION

The following table provides information about our equity compensation plans as of March 31, 2010.

Plan category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted-average exercise price of outstanding options, warrants and rights	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by stockholders	6,765,018(1)	$57.75(2)	13,582,317(3)(4)
Equity compensation plans not approved by stockholders	5,415(5)	—(6)	—(7)
Total	6,770,433(1)(5)		13,582,317(3)(4)(7)

(1) Includes 652,936 shares of Legg Mason Common Stock ("Common Stock") that are held in a trust pending distribution of phantom stock units. The phantom stock units, which are converted into shares of Common Stock on a one-for-one basis upon distribution, were granted to plan participants upon their deferral of compensation or dividends paid on phantom stock units. When amounts are deferred, participants receive a number of phantom stock units equal to the deferred amount divided by 90% to 95% of the fair market value of a share of Common Stock. Also includes 57,910 restricted stock units granted to non-employee directors as equity compensation that are converted into shares of Common Stock on a one-for-one basis upon distribution.

(2) Does not include phantom stock units or restricted stock units that will be converted into Common Stock on a one-for-one basis upon distribution at no additional cost, and were acquired as described in footnote (1).

(3) In addition, an unlimited number of shares of Common Stock may be issued under the Legg Mason & Co, LLC Deferred Compensation/Phantom Stock Plan upon the distribution of phantom stock units that may be acquired in the future as described in footnote (1).

(4) 9,994,559 of these shares may be issued under our omnibus equity plan as stock options, restricted or unrestricted stock grants or any other form of equity compensation. 441,002 of these shares may be issued under the Legg Mason, Inc. Equity Plan for Non-Employee Directors as grants of stock or restricted stock units. 3,146,756 of these shares may be purchased under our employee stock purchase plan, which acquires the shares that are purchased thereunder in the open market.

(5) Represents 5,415 shares of Common Stock issuable under the Howard Weil Plan (as defined below).

(6) The Howard Weil Plan provides for the issuance of shares of Common Stock upon the occurrence of certain events at no additional cost to the recipient. These rights were acquired upon the recipients' deferral of compensation or dividends on rights held with a value equal to the market value of the shares acquirable under the plan.

(7) Under the Howard Weil Plan, as of March 31, 2010, 5,415 shares of Common Stock were held in a trust to be issued under the plan. No new awards have been made under this plan for many years. However, dividends on the shares held in the plan were reinvested in the right to receive additional shares of Common Stock, which were purchased in the market to fulfill this obligation.

As of March 31, 2010 we had one equity compensation plan that had not been approved by our stockholders. This plan, the Howard, Weil, Labouisse, Friedrichs, Inc. Equity Incentive Plan (the "Howard Weil Plan"), has been terminated for purposes of additional awards for many years. However, shares were held under the plan pending distribution as of March 31, 2010. In May 2010, the last distributions were made under this plan and the plan was terminated.

Set forth below is a brief description of this plan.

Howard, Weil, Labouisse, Friedrichs, Inc. Equity Incentive Plan

Under the Howard Weil Plan, certain employees of Howard, Weil, Labouisse, Friedrichs, Inc. ("Howard Weil") were entitled to defer their receipt of compensation. The deferred amounts were deemed invested in Voting Stock of Howard Weil. When we acquired Howard Weil in 1987, the deferred amounts were funded by placing Howard Weil stock into a trust, and the stock in the trust was converted into Legg Mason Common Stock. Since the acquisition, no additional amounts have been deferred under the Howard Weil Plan. However, the Howard Weil Plan governs the distribution of shares from the trust to participants. In addition, dividends paid on the shares held in the trust are used to purchase additional shares of Legg Mason Common Stock in the open market, which are then credited to the accounts of participants. Effective December 1, 2005, the participants in the Howard Weil Plan ceased to be employees of Legg Mason, thus triggering distribution of deferred amounts under the Plan. The plan was terminated in May 2010.


COMPENSATION COMMITTEE REPORT


The Compensation Committee of the Board of Directors has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management and, based on that review and discussion, the Compensation Committee has recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement and in our Annual Report on Form 10-K for the year ended March 31, 2010.

> COMPENSATION COMMITTEE
> Harold L. Adams, Chairman*
> John T. Cahill*
> Cheryl Gordon Krongard
> Scott C. Nuttall
> Nicholas J. St. George*
> Roger W. Schipke
> Kurt L. Schmoke

---

*   Elected to Committee on February 19, 2010.

AUDIT COMMITTEE REPORT

The Audit Committee of the Board of Directors assists the Board of Directors in its oversight of the financial accounting and reporting of Legg Mason and its subsidiaries by selecting and compensating the company's independent registered public accounting firm ("independent auditors"), providing oversight of the work of the independent auditors and reviewing the scope and results of audits conducted by them, reviewing the activities of Legg Mason's internal auditors, discussing with independent auditors, internal auditors and management the organization and scope of Legg Mason's internal system of accounting and financial controls and reviewing and discussing certain matters that may have a material impact on Legg Mason's financial statements. The Audit Committee is composed of seven non-employee directors and operates under a written charter adopted by the Board of Directors that was last amended on April 27, 2010. The Board of Directors has determined that each member of the Audit Committee is "independent" and financially literate, and that at least one member has accounting or other related financial management expertise, in each case as such qualifications are defined under the Listing Standards of the New York Stock Exchange. The Board of Directors has also determined that each of Messrs. Beresford and Huff qualifies as an "audit committee financial expert" as defined by the SEC.

The Audit Committee held seven meetings during the fiscal year ended March 31, 2010. The meetings were intended, among other things, to facilitate communication among the Audit Committee, management, internal auditors and Legg Mason's independent auditors. The Audit Committee reviewed with Legg Mason's internal auditors and its independent auditors the overall scope and plans for their respective audits and discussed with both the internal auditors and the independent auditors the results of their examinations and their evaluations of Legg Mason's internal controls. The Audit Committee's discussions with management and the independent auditors included a review of significant accounting policies applied by Legg Mason in its financial statements.

The Audit Committee also reviewed and discussed Legg Mason's compliance with Section 404 of the Sarbanes-Oxley Act of 2002. In this regard, the Audit Committee reviewed and discussed, with Legg Mason's management and its independent auditors, management's annual report on the effectiveness of Legg Mason's internal control over financial reporting as of March 31, 2010 and the independent auditors' related attestation report.

Legg Mason's management is responsible for the financial reporting process, for the preparation, presentation and integrity of consolidated financial statements in accordance with generally accepted accounting principles, and for the establishment and effectiveness of Legg Mason's internal controls and procedures designed to assure compliance with accounting standards and laws and regulations. Legg Mason's independent auditors are responsible for auditing those financial statements in accordance with generally accepted auditing standards and for attesting to the effectiveness of Legg Mason's internal control over financial reporting. The Audit Committee monitors and reviews these processes. The members of the Audit Committee rely, without independent verification, on the information provided to them and on the representations made by management and the independent auditors.

The Audit Committee has reviewed and discussed the audited consolidated financial statements of Legg Mason as of and for the fiscal year ended March 31, 2010 with management and Legg Mason's independent auditors. The Audit Committee has also discussed with the independent auditors the matters required to be discussed by Statement on Auditing Standards No. 61, as amended (AICPA, Professional Standards, Vol. 1, AU Section 380), as adopted by the Public Company Accounting Oversight Board in Rule 3200T. Furthermore, the Audit Committee has received the written disclosures and the letter from the independent auditors required by applicable requirements of the Public Company Accounting Oversight Board regarding independent auditor communications with the Audit Committee concerning independence, and has discussed with the independent auditors their independence from Legg Mason and its management. When considering the independent auditors' independence, the Audit Committee considered whether their provision of services to Legg Mason beyond those rendered in connection with their audit and review of Legg Mason's consolidated financial statements was compatible with maintaining their independence. The Audit Committee also reviewed, among other things, the amount of fees paid to the independent auditors for audit and non-audit services.

Based on the reviews, reports and discussions described in this Report, and subject to the limitations on the Audit Committee's role and responsibilities referred to above, the Audit Committee has recommended to the Board of Directors that Legg Mason's audited consolidated financial statements as of and for the fiscal year ended March 31, 2010 be included in Legg Mason's Annual Report on Form 10-K.


AUDIT COMMITTEE
Dennis R. Beresford, Chairman
Robert E. Angelica
John T. Cahill*
Barry W. Huff
Cheryl Gordon Krongard*
Scott C. Nuttall*
Margaret Milner Richardson


COMPENSATION COMMITTEE INTERLOCKS, INSIDER PARTICIPATION AND CERTAIN TRANSACTIONS

Messrs. Adams (Chairman), Cahill, Nuttall, St. George, Schipke and Schmoke and Ms. Krongard are the members of our Compensation Committee. No member of the Compensation Committee is or has been an officer or employee of the company or any of its subsidiaries, except for Mr. St. George, who was an officer of the company's predecessor from 1966 to 1976.

Scott C. Nuttall, a director of Legg Mason since January 2008, is a member of KKR & Co. In January 2008, Legg Mason sold $1.25 billion in 2.5% Senior Convertible Notes (the "Notes") to an affiliate of KKR & Co. and banks selected by KKR & Co. who provided financing to KKR & Co.'s affiliate. Pursuant to the terms of the Notes, Legg Mason pays interest on the Notes at a rate of 2.5% per year and paid an aggregate of $31.25 million in interest on the Notes in fiscal year 2010. The material provisions of the Notes are discussed in Legg Mason's Current Report on Form 8-K for the event on January 14, 2008. The Notes mature on January 15, 2015.

In the ordinary course of their asset management businesses, subsidiaries of Legg Mason may from time to time invest client assets in companies in which Nelson Peltz, a director of Legg Mason, may be a director or in which Mr. Peltz, his affiliates or funds managed by Trian may be significant stockholders. At times during fiscal year 2010, Legg Mason's subsidiaries had investments on behalf of clients in Wendy's/Arby's Group, Inc. and Trian Acquisition I Corp. with market values that exceeded $2.5 million and $0.5 million respectively. However, as of May 31, 2010 these investments had values of less than $10,000 and $0, respectively. Mr. Peltz is, or during the fiscal year was, a director and, together with his affiliates or funds managed by Trian, owns, or owned, a significant interest in both of these companies.

From time to time, our directors, executive officers and employees, members of their immediate families and companies or affiliates of companies that employ our independent directors may have investments in various investment vehicles or accounts sponsored or managed by our subsidiaries or

---

*   Elected to Committee on February 19, 2010.

utilize our products or services in the ordinary course of business on substantially the same terms as those prevailing at the time for comparable products or services provided to unaffiliated third parties.

PROPOSED AMENDMENT TO
LEGG MASON, INC. EXECUTIVE INCENTIVE COMPENSATION PLAN

In May 1995, the Compensation Committee of the Board of Directors approved the Legg Mason, Inc. Executive Incentive Compensation Plan (the "Plan") and in July 1995 the stockholders of the Company approved the Plan. Legg Mason's stockholders last re-approved the Plan, for purposes of ensuring deductibility of the payments made under the Plan pursuant to Section 162(m) of the Internal Revenue Code of 1986, as amended, in July 2005.

In April 2010, the Board of Directors approved an amendment to the Plan, subject to stockholder approval at the 2010 Annual Meeting, that (i) excludes from the calculation of annual profits under the Plan compensation charges arising from certain restructuring transactions involving the management of our operating subsidiaries, (ii) formalizes our interpretation that the Plan allows our current practice of paying awards under the Plan in cash and equity awards issued pursuant to another stockholder-approved plan and (iii) formalizes our interpretation that the Plan provides for two other current practices to ensure compliance with Section 162(m) of the Internal Revenue Code.

If the amendment to the Plan is not approved by our stockholders, the Plan will continue in full force and effect pursuant to its current terms and our interpretations of those terms. The text of the Plan (incorporating the proposed amendments) is set forth in Appendix A to this proxy statement and the following description of the Plan is qualified in its entirety by reference to the Plan.

The Plan is an annual bonus plan designed to provide certain senior officers of Legg Mason, including those who are required to be named in the Summary Compensation Table, with incentive compensation based upon achievement of pre-established performance goals. The Plan is designed to comply with Section 162(m) of the Internal Revenue Code, which denies a tax deduction to a public company for compensation in excess of $1,000,000 paid in any tax year to the chief executive officer and each of the three other most highly compensated executive officers, subject to an exception for "performance-based compensation" paid pursuant to performance goals determined by the company's compensation committee and approved by its shareholders.

The Plan is administered by the Compensation Committee. Each year, the Committee selects Plan participants from among Legg Mason's senior management and key employees who will be eligible to receive awards under the Plan (collectively, "Awards"). The number of participants selected by the Committee varies from year to year, and there were five participants in fiscal year 2010 and will be six participants in fiscal year 2011.

The Plan provides for a total pool (the "Award Pool") to be based upon a designated percentage of Legg Mason's consolidated pre-tax income for each fiscal year, before reduction by the amount of the Award Pool ("Annual Profits"). The Award Pool for each fiscal year is determined by the Compensation Committee, but may not exceed 10% of Annual Profits. The Committee designates the persons who will participate in the Plan for each fiscal year and determines the maximum percentage of the Award Pool, if any, to be paid to each participant for the particular fiscal year. In no event may more than 40% of the Award Pool for a fiscal year be awarded to any single participant in the Plan. No payments will be made under the Plan unless Annual Profits exceed $3,000,000.

The proposed amendment to the Plan:

- adjusts Annual Profits under the Plan to exclude compensation expenses resulting from issuing minority equity interests in our operating subsidiaries to their management teams in a restructuring of the employment arrangements with the management teams;

- formalizes our current interpretation that the Plan allows our current practice of issuing awards under the Plan in cash or equity awards issued pursuant to another stockholder-approved equity compensation plan; and

- makes technical changes to acknowledge our interpretation that the Plan provides for certain practices to ensure compliance with Section 162(m) of the tax code.

The amendment to exclude certain charges to compensation expense is intended to address possible future restructuring transactions in which the employment and other arrangements with management of an operating subsidiary are revised and a minority equity interest in the operating subsidiary is issued to its management. The amendment's application would be limited to one restructuring transaction for any operating subsidiary. We believe that such a restructuring transaction might present a way to better align the subsidiary management's interests with those of our stockholders, address possible succession and retention issues and increase our future earnings from the subsidiary. The amendment would operate to exclude from Annual Profits under the Plan, and thus from the calculation of the bonus pool, the charges arising from issuing the minority equity interest because the charges are non-cash and unusual in nature and do not reflect our operating performance, and to avoid providing corporate management with a disincentive to pursue a restructuring transaction that is in the best interests of stockholders.

The other proposed revisions to the Plan are intended to acknowledge our interpretation that certain of our current practices under the Plan are contemplated by its terms. We currently issue Awards under the Plan in the form of cash and long-term equity awards, and the amendment adds a sentence to the Plan expressly acknowledging this practice. The remaining two revisions acknowledge current practices that are intended to ensure compliance with Section 162(m) of the tax code. These revisions clarify that in allocating maximum percentages of the Award Pool for a fiscal year, we are not able to allocate more than 100% of the pool and that a reduction in the portion of the Award Pool allocated to any participant under the Plan may not lead to an increase in the portion of the Award Pool allocated to any other participant.

The Compensation Committee is authorized at any time during or after a fiscal year to reduce or eliminate the Award Pool or the portion of the Award Pool allocated to any participant, for any reason. The Compensation Committee may, at any time, terminate or, from time to time, amend, modify or suspend the Plan or any Award which has not yet been paid. Any such amendment may be made without stockholder approval. No Award may be granted during any suspension of the Plan or after its termination.

Legg Mason believes that upon certification by the Compensation Committee that performance goals and any other material terms have been satisfied, compensation paid pursuant to the Plan will be tax deductible. Approval of the amendment to the Plan by the stockholders will not be a condition to the receipt by participants of any payments under the Plan for the fiscal year ending March 31, 2011 and beyond.

If the proposed amendments are not approved by stockholders, the Plan will remain in full force and effect and we will be able to continue to pay bonus compensation to senior management under the unamended Plan.

The table below shows the amounts received under the Plan for fiscal 2010 to the people listed, which are also included in the Summary Compensation Table above. No non-employee directors or non-executive officer employees participated in the Plan in fiscal year 2010.

Plan Benefits Legg Mason, Inc. Executive Incentive Compensation Plan

Name and Position	Dollar Value(1)
Mark R. Fetting, Chairman, Chief Executive Officer and President	$ 3,450,000
Charles J. Daley, Jr., Executive Vice President, Chief Financial Officer and Treasurer . . .	1,550,000
Ronald L. Dewhurst, Senior Executive Vice President	3,300,000
Joseph A. Sullivan, Senior Executive Vice President	2,545,000
Executive Group (6 persons)(2)	12,045,000

(1) Represents the combined value of cash bonus and stock-based compensation awarded as an incentive award for fiscal year 2010.

(2) Includes the four named executive officers listed above.

The Board of Directors recommends a vote "FOR" the amendment of the Executive Incentive Compensation Plan.

PROPOSED RATIFICATION OF THE APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee has appointed PricewaterhouseCoopers LLP to be our independent registered public accounting firm for the fiscal year ending March 31, 2011. This appointment will be submitted for ratification by our stockholders at the Annual Meeting. Representatives of PricewaterhouseCoopers LLP will be present at the Annual Meeting. They will have the opportunity to make a statement if they desire to do so and will be available to respond to appropriate questions.

We are voluntarily submitting the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm to our stockholders for ratification because we believe it is a matter of good corporate practice. If our stockholders do not ratify the appointment, our Audit Committee will reconsider whether to retain PricewaterhouseCoopers LLP, but still may retain them. Even if the appointment is ratified, our Audit Committee, in its discretion, may change the appointment at any time during the year if it determines that such a change would be in the best interests of our firm and our stockholders.

The Board of Directors recommends a vote "FOR" the ratification of the appointment of independent registered public accounting firm.

Fees Paid to Independent Registered Public Accounting Firm

The following table presents fees for professional services rendered by PricewaterhouseCoopers LLP for the audit of our consolidated financial statements for the fiscal years ended March 31, 2010 and March 31, 2009 and fees billed for other services rendered by PricewaterhouseCoopers LLP during those periods.

	2010	2009
Audit Fees(1)	$6,445,000	$6,470,000
Audit-Related Fees(2)	1,221,000	897,000
All Other Fees(3)	386,000	391,000
Total Fees	$8,052,000	$7,758,000

(1) Audit fees consisted of fees for the annual audit, including an audit of internal controls over financial reporting, and quarterly reviews of our financial statements, services provided for statutory audits of certain subsidiaries and services provided in connection

with other statutory or regulatory filings or engagements including consents related to SEC filings.

(2) Audit-related fees consisted of fees for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements, and included fees for reviews of controls related to certain processes at asset management subsidiaries.

(3) All other fees included attest services related to compliance with investment performance standards at certain subsidiaries and subscriptions to professional publications.

Pre-Approval of Independent Registered Public Accounting Firm Services

The Audit Committee approves all audit and permitted non-audit services to be performed for Legg Mason or its subsidiaries by PricewaterhouseCoopers LLP. The Chair of the Audit Committee may pre-approve permissible proposed non-audit services that arise between committee meetings if the decision to pre-approve the service is presented for ratification at the next scheduled Audit Committee meeting.


STOCKHOLDER PROPOSAL NO. 1


The AFSCME Employees Pension Plan, located at 1625 L Street, N.W., Washington, D.C. 20036, the owner of 1,000 shares of Legg Mason Common Stock has advised Legg Mason that they intend to present the following proposal and supporting statement at the meeting. In accordance with applicable proxy regulations, the proposal and supporting statement, which are presented as received by Legg Mason and for which Legg Mason and the Board of Directors accept no responsibility, are set forth below.

"RESOLVED that stockholders of Legg Mason urge the Compensation Committee (the "Committee") to make the following changes to any short-term incentive plans ("STIP") in which senior executives, as such STIP is applied to senior executives, in order to promote a longer-term perspective:

1. An award to a senior executive under the STIP (a "Bonus") that is based on one or more financial measurements (each, a "Financial Metric") whose performance measurement period ("PMP") is one year or shorter shall not be paid in full for a period of three years (the "Deferral Period") following the end of the PMP;

2. The Committee shall develop a methodology for (a) determining what proportion of a Bonus should be paid immediately, (b) adjusting the remainder of the Bonus over the Deferral Period to reflect performance on the Financial Metric(s) during the Deferral Period and (c) paying out the reminder of the Bonus, adjusted if required, during and at the end of the Deferral Period; and

3. The adjustment described in 2(b) should not require achievement of new performance goals but should focus on the quality and sustainability of performance on the Financial Metric(s) during the Deferral Period.

"The policy should be implemented in a way that does not violate any existing contractual obligation or the terms of any compensation or benefit plan currently in effect. Legg Mason should submit for stockholder approval any change where approval is required under any law, regulation or plan."

Supporting Statement

"As long-term stockholders, we support compensation policies that promote the creation of sustainable value. We are concerned that short-term incentive plans can encourage senior executives to manage for the short term and take on excessive risk. The recent financial crisis illustrates what can happen when executives are rewarded for short-term performance without any effort to ensure that the performance is sustainable.

"This proposal urges that Legg Mason's STIPs should be changed, as they're applied to senior executives, to encourage a longer-term orientation on the part of those executives. Specifically, the proposal asks that the Committee develop a system for retaining some portion of each bonus based on short-term financial metrics for three years and adjusting the unpaid portion to account for performance during that period. The proposal gives the Committee discretion to set the terms and mechanics of this process.

"A bonus deferral system is gaining significant support internationally. In September 2009, the G-20 endorsed the Principles for Sound compensation Practices, which recommended that a substantial portion of variable compensation be deferred over a period of at least three years.

"France already requires that at least 50% of bankers' bonuses be deferred for three years. The U.K.'s Financial Services Authority has adopted a remuneration code mandates that two-thirds of senior employees' bonuses be deferred over three years.

"We urge support FOR this proposal."

Position of the Board of Directors

Legg Mason's Board of Directors recommends that stockholders vote "AGAINST" the proposal set forth above for the following reasons:

- **The Board of Directors believes that its equity incentive award practices and clawback provisions substantially achieve the benefits sought by the proposal;**

- **Legg Mason believes compensation should be determined by weighing multiple criteria based on corporate metrics, progress towards strategic priorities and individual performance, not by adherence to strict formulas based on corporate performance;**

- **We believe that compensation paid in accordance with the proposal may not be tax deductible under the Internal Revenue Code; and**

- **Annual cash bonuses are used in conjunction with longer term equity awards to provide executive officers with an appropriate mix of cash and equity to attract, motivate and retain key executives.**

We believe that our policy of issuing a portion of annual incentive awards to executive officers in the form of equity awards, together with the clawback policy that we have adopted this year, adequately address the concerns regarding incentive compensation policies that encourage short-term thinking and excessive risk taking by executive officers that the proposal seeks to address. Because we believe that our current policies adequately address the issues raised by the proposal, and because adopting the proposal would give rise to other concerns, including those relating to basing compensation decisions on strict formulas rather than multiple criteria, the deductibility for tax purposes of compensation paid under the proposal and the importance of providing annual cash bonuses in attracting, motivating and retaining key executive officers, the Board of Directors recommends that stockholders vote against the proposal.

The proposal seeks to address concerns about potential executive officer short-term thinking and excessive risk taking by providing for reductions in the annual incentive compensation paid to an executive officer in the years after the compensation is awarded if Legg Mason's performance declines. The Board of Directors believes that its policy of paying at least one-third of annual incentive awards to executive officers in the form of equity awards (restricted stock and stock options) effectively accomplishes the proposal's objectives because the value of the equity awards realized by an executive officer in future years will be reduced if the company's performance, as reflected in the trading price of its common stock, declines. Restricted stock is shares of our common stock that become transferable, and cease to be subject to forfeiture, in 25% increments over a four-year vesting period (three years for awards in prior years). Stock options are the right to purchase shares of our common stock at a fixed price (based on the price of our common stock on the award date) that become exercisable (vest) in 20% increments in each of the five years after the grant date and expire eight years after the award date. Because the realizable value of both restricted stock and stock option awards is based on the price of our common stock when the award vests, the value of the awards, and thus the value of at least one-third of the annual incentive award that was paid in the form of equity awards, will decrease if the price of our common stock decreases during the vesting period. While our approach of utilizing equity awards as part of annual compensation does not exactly match the approach in the stockholder proposal, we believe that it is an appropriate means of addressing the concerns that the proposal is intended to address.

To further promote long-term growth and reduce the potential for excessive risk taking and misconduct, the Compensation Committee has adopted a clawback policy applicable to compensation received by executive officers. Under the policy, Legg Mason may recover from an executive officer the amount of previously paid incentive compensation (including both cash bonuses and equity awards) that the Board of Directors determines to be appropriate in two circumstances. The first circumstance arises if an executive officer's acts or omissions are a significant contributing factor to a requirement that Legg Mason restate its reported financial results due to a material error. The second circumstance under which compensation may be recovered under the policy arises if the executive officer's employment is terminated for "cause". Under the policy, "cause" is defined to include instances of gross negligence, willful misconduct or willful malfeasance that materially adversely affect Legg Mason's reputation or business; willful violations of law that materially adversely affect Legg Mason's reputation or business or the ability of the officer to be associated with an investment adviser; and theft, embezzlement or fraud. This clawback provision provides enhanced safeguards against certain types of executive misconduct, and allows for recovery of significant compensation paid to an officer who engages in misconduct.

Legg Mason believes that compensation awards for executive officers should be based on a combination of corporate metrics, progress towards strategic priorities and achievement of employee goals and should not be rigidly based on formulae. The proposal, however, appears to provide for executive incentive compensation to be determined solely under a formula based on corporate metrics. Legg Mason's Compensation Committee this year revised the program under which it determines executive officer compensation amounts to create a bonus pool based on a combination of corporate metrics and progress towards strategic goals, and to allocate that pool among individual officers based upon individual performance and achievement of personal goals. We believe that this approach is the correct approach as our executive officers are expected to achieve a number of goals during a fiscal year, some of which will directly affect operating results for that year while others will have a more long-term or less direct effect on corporate metrics. Determining executive incentive awards solely based on corporate performance metrics would reduce the focus on these longer term and less direct goals, and potentially could encourage management to focus only on short-term operating results. In addition, we believe that a purely formulaic approach to determining incentive awards may eliminate the exercise of discretion in setting award amounts. Eliminating discretion at an asset management firm, where corporate results are strongly affected by securities market conditions, could result in executive officers receiving excessive compensation in years with strong securities markets, and too little compensation in years with weak securities markets. We also believe that a strict formulaic approach may potentially provide incentive for excessive risk taking in order to maximize payout under a chosen formula, and would not capture the full scope of the objectives we require management to pursue, including qualitative ones.

Awards granted under the Executive Incentive Compensation Plan are designed to comply with the performance-based exemption for deductions on compensation in excess of $1 million under Section 162(m) of the Internal Revenue Code. We believe that it would be difficult to design an annual plan that complies with the performance-based exemption in Section 162(m) and also delays payment until certain additional performance targets are achieved in the future (after the original performance period has ended and the annual performance targets have been met and certified by the Compensation Committee). The ability to deduct awards under the Plan is important to Legg Mason, although from time to time when circumstances warrant we may award compensation that is not deductible for tax purposes. To the extent the proposal was adopted and we did not have an annual cash incentive plan that complies with the performance-based exemption in Section 162(m), the resulting loss of deductions over time would be costly to Legg Mason and its stockholders.

The proposal would reduce our ability to pay annual cash incentive awards. The annual cash incentive awards are designed to compensate executives if certain performance goals are met for a particular year. We believe that these awards complement equity awards to provide an appropriate mix of cash and equity to reward executives for consistently achieving strong operating performance and achieving other corporate goals in current and future years. We believe that the effectiveness of this approach would be compromised if annual incentive awards were withheld and paid over longer terms. We also believe that it would be more difficult to attract, motivate and retain key executives if we were not able to provide annual cash incentives at the conclusion of an annual performance period.

Based on the compensation practices that we follow and the safeguards that we already have in place, the Board believes the proposed amendment is unnecessary and not in the best interests of our stockholders.

The Board of Directors recommends a vote "AGAINST" this proposal.

STOCKHOLDER PROPOSAL NO. 2

Legal & General Assurance (Pensions Management) Limited, located at One Coleman Street, London EC2R 5AA, the owner of 4,015 shares of Legg Mason Common Stock, has advised Legg Mason that it intends to present the following proposal and supporting statement at the meeting. In accordance with applicable proxy regulations, the proposal and supporting statement, which are presented as received by Legg Mason and for which Legg Mason and the Board of Directors accept no responsibility, are set forth below.

"**Resolved:** The shareholders of Legg Mason, Inc. (the "Company") request that the Board of Directors establish a policy whereby, whenever possible, the roles of Chairman of the Board of Directors and Chief Executive Officer shall be separate, such that an independent director who has not served as an executive officer of the Company shall serve as Chairman of the Board. This proposal shall not apply to the extent that compliance would breach any contractual obligations in effect at the time of the 2010 shareholder meeting.

Supporting Statement

"We support separating the roles of Board Chairman and CEO as a basic element of sound corporate governance. The task of the CEO is to manage the company. The primary task of the Board of Directors is to protect shareholders' interests by providing independent oversight of management and the CEO. It is difficult for a manager to oversee his or her performance.

"In our view, the Board will likely accomplish both roles more effectively by separating the roles of Chairman and CEO. An independent Chairman can enhance investor confidence in a company and strengthen the integrity of its Board of Directors.

"A number of respected institutions recommend such separation. CalPERS' Corporate Core Principles and Guidelines state that "the independence of a majority of the Board is not enough" and that "the leadership of the board must embrace independence, and it must ultimately change the way in which directors interact with management." A commission of The Conference Board stated in a 2003 report: "Each corporation should give careful consideration to separating the offices of Chairman of the Board and CEO ... The Chairman would be one of the independent directors." In 2009 the Milstein Center at Yale School of Management issued a report, endorsed by a number of investors and board members, that recommended splitting the two positions as the default provision for U.S. companies.

"Legg Mason currently entrusts both responsibilities to one individual, with a "lead independent director" appointed by the non-management directors; that position can rotate on an annual basis.

"We do not view this arrangement as a satisfactory alternative to a clean division of responsibilities between a CEO and an independent chairman. Legg Mason faces a number of challenges in the years ahead, and its performance is a subject of concern, given that, as of September 10, 2009 (when this proposal was prepared), the Company has performed below its peers in the Dow Jones US Financial Services Index in each of the one-, two-, three- and four-year periods ending that date.

"We believe that independent monitoring of management's performance at this crucial time is imperative and can be best achieved by having an independent Chairman leading the Board.

"We urge you to vote FOR this resolution."

Position of the Board of Directors

Legg Mason's Board of Directors recommends that stockholders vote "AGAINST" the proposal set forth above for the following reasons:

- **If adopted, the proposal would unnecessarily reduce the Board's flexibility in corporate governance matters;**

- **Legg Mason's super-majority independent Board provides for strong independent leadership and accountability to stockholders; and**

- **Legg Mason's lead independent director structure is a recognized viable corporate governance structure having benefits very similar to the proposal.**

Legg Mason's Corporate Governance Principles provide that the Chairman of the Board and the Chief Executive Officer may be the same person; however, the two positions may be separated if the Board deems it to be in the best interests of the company and the stockholders. The stockholder proposal would unnecessarily eliminate the flexibility of the Board to consider whether a current or former member of management is the best suited to serve as Chairman of the Board at a given time. The Board believes that Legg Mason and its stockholders benefit from the Board's current ability to freely select the Chairman of the Board based on criteria that it believes to be in the best interests of Legg Mason and its stockholders.

The Board also disagrees with the proposal because it believes that its existing corporate governance practices already provide for strong independent leadership on the Board, as well as direct accountability to stockholders. As provided in Legg Mason's Corporate Governance Principles, the Board believes that a substantial majority of the Board should consist of independent directors and at least three-quarters of the members of the Board should be independent at any time. As determined by the Board, in accordance with NYSE rules and our Policy Regarding Director Independence Determinations, all of our directors except for Mr. Fetting (93% of our directors) are currently independent directors. Each of the members of the Board of Director's Nominating & Corporate Governance Committee, Audit Committee, Risk Committee and Compensation Committee is an independent director.

The Board's independent leadership is further enhanced by the existence of an active lead independent director. The lead independent director is selected by the independent directors and has clearly delineated duties set forth in the Corporate Governance Principles. Mr. Reed has served as Legg Mason's lead independent director since July 2009, has been an independent member of the Board since April 2006 and has never been employed by Legg Mason or its affiliates. With prior experience serving as Chairman of a non-public asset management company, Mr. Reed actively and independently participates as the lead independent director by, among other things, working independently to assist the Chairman of the Board in setting the agenda for Board meetings, approving information sent to Board members, if appropriate, acting as a liaison between the Chairman and the independent directors and serving as the chair for executive sessions of the Board. The Board believes that having a lead independent director is an effective corporate governance structure that it is widely accepted by corporate governance experts and provides substantially similar benefits as having an independent director serve as Chairman of the Board.

While the proponent cites that Legg Mason has performed below its peers in the Dow Jones US Financial Services Sector Index as of September 10, 2009, the Board believes that Legg Mason's management team has begun to turn Legg Mason's performance around, as evidenced by the fact that Legg Mason's common stock outperformed the Dow Jones US Financial Services Sector Index for its fiscal year ended March 31, 2010.

The Board believes that a super-majority independent Board and the existence of the lead independent director ensures the independent exchange of information among Legg Mason's independent directors and provides Legg Mason and its stockholders with substantially the same benefits that the proposal suggests may only be obtained by appointing an independent director as Chairman of the Board. In the Board's view, Legg Mason's stockholders have benefited from the Board of Directors' current sound corporate governance practices and strong independent Board leadership, and there is no need to require that the Chairman of the Board be an independent director.

The Board of Directors recommends a vote "AGAINST" this proposal.

STOCKHOLDER PROPOSALS FOR 2011 ANNUAL MEETING

We must receive in writing, at our principal executive offices located at 100 International Drive, Baltimore, Maryland 21202, Attn: Corporate Secretary, any stockholder proposal intended for inclusion in the proxy material for the 2011 Annual Meeting on or before February 23, 2011. The inclusion of any proposal will be subject to applicable rules of the SEC. Under our Bylaws, stockholders who would like to submit proposals for the 2011 Annual Meeting of Stockholders must send written notice of the proposal to our Corporate Secretary, at the above address, between January 24, 2011 and February 23, 2011. In the event our 2011 Annual Meeting is held more than 30 days before or after July 27, 2011, notice must be delivered between the 150th day prior to the date of the meeting and 5:00 p.m., Eastern Time, on the later of the 120th day before the meeting or the tenth day following the day on which we publicly announce the date of the meeting.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Pursuant to Section 16(a) of the Securities Exchange Act of 1934 and the rules thereunder, our executive officers and directors are required to file with the Securities and Exchange Commission and the New York Stock Exchange reports of their ownership of our common stock. Based solely on a review of copies of such reports furnished to us, or written representations that no reports were required, we believe that during the fiscal year ended March 31, 2010 our executive officers and directors complied with the Section 16(a) requirements.

OTHER MATTERS

To the extent that this Proxy Statement is incorporated by reference into any of our other filings under the Securities Act of 1933 or the Securities Exchange Act of 1934, the sections of this Proxy Statement titled "Compensation Committee Report," and "Audit Committee Report" (the extent permitted by the rules of the SEC) will not be deemed incorporated, unless specifically provided otherwise in such filing.

All descriptions of benefits plans and agreements contained in this Proxy Statement are summaries and are qualified in their entirety by reference to the actual plans or agreements.

Our Board of Directors is not aware of any other matters to come before the Annual Meeting. If any other matters should come before the Meeting, the persons named in the enclosed proxy will act thereon according to their best judgment.

By order of the Board of Directors,

Thomas C. Merchant

THOMAS C. MERCHANT
Secretary

LEGG MASON, INC.

EXECUTIVE INCENTIVE COMPENSATION PLAN

1.   Purpose.   The purpose of the Legg Mason, Inc. Executive Incentive Compensation Plan (the "Plan") is to provide incentives to executive officers and other key employees of Legg Mason, Inc. (Legg Mason, Inc. and all direct and indirect subsidiaries being referred to herein as the "Company") to incent such employees and to encourage them to remain in the employ of the Company. Amounts paid pursuant to the Plan are intended to qualify as performance-based compensation within the meaning of Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code").

2.   Definitions.   The terms defined in this section are used (and capitalized) elsewhere in the Plan.

   a.   "Annual Profits" means the consolidated income before income taxes of the Company for the Performance Period, before the provision for incentive compensation earned pursuant to this Plan, and subject to accounting adjustments and adjustment for extraordinary items and charges to compensation expense from time to time resulting from issuing minority equity interests in our operating subsidiaries to their management teams in a one-time restructuring of the employment arrangements with each such management team.

   b.   "Award" means a portion of the Award Pool payable to a Participant as determined pursuant to Section 4 hereof.

   c.   "Award Pool" means a pool specified by the Committee, in accordance with Section 4 hereof, out of which Awards may be made to Participants. Awards may be paid in cash, equity awards issued under another stockholder-approved equity compensation plan of the Company, or a combination of cash and equity awards.

   d.   "Committee" means the Compensation Committee of the Board of Directors of Legg Mason, Inc., or such other Board committee as may be designated by the Board of Directors to administer the Plan.

   e.   "Participant" means an employee designated by the Committee to participate in the Plan for a designated Performance Period.

   f.   "Performance Period" means the Company's fiscal year.

3.   Administration.

   3.1   The Committee shall administer the Plan.   The Committee's interpretation of the Plan and of any Awards made under the Plan shall be final and binding on all persons with an interest therein. The Committee shall have the power to establish regulations to administer the Plan and to change such regulations.

   3.2   Exculpation and Indemnification.   To the full extent permitted by law, (i) no member of the Committee shall be liable for any action or determination taken or made in good faith with respect to the Plan or any Award made under the Plan, and (ii) the members of the Committee shall be entitled to indemnification by the Company with regard to such actions.

4.   Awards.

   4.1   Creation of Award Pools.   Not later than 90 days following the commencement of each Performance Period, the Committee shall establish an Award Pool from which Awards may be paid in accordance with the Plan. The amount included in the Award Pool for a particular Performance

Period shall be equal to a percentage of the Annual Profits for the Performance Period to be determined by the Committee, not to exceed 10% of the Annual Profits.

4.2 Allocation of Award Pools.   Not later than 90 days following the commencement of each Performance Period, the Committee shall select the persons who shall be Participants for such Performance Period and allocate, with respect to each Participant, a maximum percentage of the Award Pool, if any, to be paid for such Performance Period; provided that in no event shall the percentage portion of the Award Pool allocated to any Participant exceed 40% of the Award Pool; and provided further, that the aggregate percentage portion of the Annual Pool allocated to all Participants shall not exceed 100% of the Award Pool.

4.3 Adjustments.   The Committee is authorized at any time during or after a Performance Period, in its sole and absolute discretion, to reduce or eliminate the Award Pool or the Award allocated to any Participant for any reason. A reduction in the percentage of the Award Pool allocated to one Participant shall not result in an increase in the percentage of the Award Pool allocated to any other Participant.

4.4 Payment of Awards.   Following the completion of each Performance Period, the Committee shall certify in writing the amount of the Award Pool and the Awards payable to Participants. Partial payments may be made to Participants during the course of a Performance Period in the sole discretion of the Committee; provided that the aggregate of such partial payments may not exceed the amount of the Award that a Participant would otherwise be entitled to under this Section 4. No award shall be paid under the Plan unless the Annual Profits for the Performance Period exceed $3,000,000.

5.   Effective Date of the Plan.   The Plan shall be effective as of April 1, 1995, provided that the Plan is approved by the stockholders of the Company at a meeting held no later than September 1, 1995. The Plan shall remain in effect until it has been terminated pursuant to Section 8.

6.   Right to Terminate Employment.   Nothing in the Plan or designation as a Participant shall confer upon any Participant the right to continue in the employment of the Company or any subsidiary or affect any right which the Company or any subsidiary may have to terminate the employment of a Participant with or without cause.

7.   Tax Withholding.   The Company shall withhold from cash payments made pursuant to the Plan an amount sufficient to cover any required withholding taxes.

8.   Amendment, Modification and Termination of the Plan.   The Committee may at any time terminate, suspend or modify the Plan or any Award which has not been paid. No Award may be granted during any suspension of the Plan or after its termination.

9.   Unfunded Plan.   The Plan shall be unfunded and the Company shall not be required to segregate any assets that may be represented by the Award Pool.

10. Other Benefit and Compensation Programs.   Neither the adoption of the Plan by the Committee nor its submission to the stockholders of the Company shall be construed as creating any limitation on the power of the Committee or the Board of Directors to adopt such other incentive or other compensation arrangements as it may deem necessary. Payments received by a Participant pursuant to the Plan shall not be deemed a part of a Participant's regular, recurring compensation for purposes of the termination, indemnity or severance pay law of any state or country and shall not be included in, nor have any effect on, the determination of benefits under any other employee benefit plan, contract or similar arrangement provided by the Company or any subsidiary unless expressly so provided by such other plan, contract or arrangement, or unless the Committee expressly determines that an Award or portion of an Award should be included to accurately reflect competitive compensation practices or to recognize that an Award has been made in lieu of a portion of competitive cash compensation.

11. Governing Law.   To the extent that federal laws do not otherwise control, the Plan and all determinations made and actions taken pursuant to thereto shall be governed by the laws of Maryland.

ANNUAL MEETING OF STOCKHOLDERS OF

LEGG MASON
GLOBAL ASSET MANAGEMENT

July 27, 2010

PROXY VOTING INSTRUCTIONS

INTERNET - Access "www.voteproxy.com" and follow the on-screen instructions. Have your proxy card available when you access the web page, and use the Company Number and Account Number shown on your proxy card.

TELEPHONE - Call toll-free **1-800-PROXIES** (1-800-776-9437) in the United States or **1-718-921-8500** from foreign countries from any touch-tone telephone and follow the instructions. Have your proxy card available when you call and use the Company Number and Account Number shown on your proxy card.

Vote online/phone until 11:59 PM EDT the day before the meeting.

MAIL - Sign, date and mail your proxy card in the envelope provided as soon as possible.

IN PERSON - You may vote your shares in person by attending the Annual Meeting.

COMPANY NUMBER	
ACCOUNT NUMBER	

NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL: The Notice of Meeting, Proxy Statement and Proxy Card are available at http://www.leggmason.com/about/proxy_statement.html

↓ Please detach along perforated line and mail in the envelope provided <u>IF</u> you are not voting via telephone or the Internet. ↓

■   20503303300000000000 5   072710

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

The Board recommends a vote <u>FOR</u> all nominees.

1. Election of Directors: for the term expiring at the 2011 or 2013 Annual Meeting of Stockholders.

NOMINEES:
- ○ John T. Cahill — term expires in 2011
- ○ Dennis R. Beresford — term expires in 2013
- ○ Nelson Peltz — term expires in 2013
- ○ W. Allen Reed — term expires in 2013
- ○ Nicholas J. St. George — term expires in 2013

☐ FOR ALL NOMINEES

☐ WITHHOLD AUTHORITY FOR ALL NOMINEES

☐ FOR ALL EXCEPT (See instructions below)

INSTRUCTIONS: To withhold authority to vote for any individual nominee(s), mark **"FOR ALL EXCEPT"** and fill in the circle next to each nominee you wish to withhold, as shown here: ●

The Board recommends a vote <u>FOR</u> proposals (2) and (3).

FOR   AGAINST   ABSTAIN

2. Amendment to the Legg Mason, Inc. Executive Incentive Compensation Plan.   ☐ ☐ ☐

3. Ratification of the appointment of PricewaterhouseCoopers LLP as independent registered public accounting firm.   ☐ ☐ ☐

The Board recommends a vote <u>AGAINST</u> proposals (4) and (5).

4. Stockholder proposal regarding the Executive Incentive Compensation Plan.   ☐ ☐ ☐

5. Stockholder proposal regarding independent Chairman.   ☐ ☐ ☐

6. To act upon any other matter which may properly come before the meeting or any adjournment thereof.

Receipt of notice of the meeting, proxy statement and 2010 annual report is hereby acknowledged, and the terms of the notice and statement are hereby incorporated by reference into this proxy. The undersigned hereby revokes all proxies heretofore given for said meeting or any adjournment or adjournments thereof.

This proxy will be voted on each of the foregoing items as specified by the person signing it, but if no specification is made, the proxy will be voted <u>FOR</u> the election of Directors, <u>FOR</u> proposals (2) and (3) and <u>AGAINST</u> proposals (4) and (5).

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.   ☐

Signature of Stockholder		Date:		Signature of Stockholder		Date:	

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

ANNUAL MEETING OF STOCKHOLDERS OF

LEGG MASON
GLOBAL ASSET MANAGEMENT

July 27, 2010

NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL:
The Notice of Meeting, Proxy Statement and Proxy Card
are available at http://www.leggmason.com/about/proxy_statement.html

Please sign, date and mail your proxy card in the envelope provided as soon as possible.

↓ Please detach along perforated line and mail in the envelope provided. ↓

■ 20503303300000000000 5   072710

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

The Board recommends a vote FOR all nominees.

1. Election of Directors: for the term expiring at the 2011 or 2013 Annual Meeting of Stockholders.

NOMINEES:

☐ FOR ALL NOMINEES

- ○ John T. Cahill — term expires in 2011
- ○ Dennis R. Beresford — term expires in 2013
- ○ Nelson Peltz — term expires in 2013
- ○ W. Allen Reed — term expires in 2013
- ○ Nicholas J. St. George — term expires in 2013

☐ WITHHOLD AUTHORITY FOR ALL NOMINEES

☐ FOR ALL EXCEPT (See instructions below)

INSTRUCTIONS: To withhold authority to vote for any individual nominee(s), mark "FOR ALL EXCEPT" and fill in the circle next to each nominee you wish to withhold, as shown here: ●

The Board recommends a vote FOR proposals (2) and (3).

	FOR	AGAINST	ABSTAIN
2. Amendment to the Legg Mason, Inc. Executive Incentive Compensation Plan.	☐	☐	☐
3. Ratification of the appointment of PricewaterhouseCoopers LLP as independent registered public accounting firm.	☐	☐	☐

The Board recommends a vote AGAINST proposals (4) and (5).

	FOR	AGAINST	ABSTAIN
4. Stockholder proposal regarding the Executive Incentive Compensation Plan.	☐	☐	☐
5. Stockholder proposal regarding independent Chairman.	☐	☐	☐

6. To act upon any other matter which may properly come before the meeting or any adjournment thereof.

Receipt of notice of the meeting, proxy statement and 2010 annual report is hereby acknowledged, and the terms of the notice and statement are hereby incorporated by reference into this proxy. The undersigned hereby revokes all proxies heretofore given for said meeting or any adjournment or adjournments thereof.

This proxy will be voted on each of the foregoing items as specified by the person signing it, but if no specification is made, the proxy will be voted FOR the election of Directors, FOR proposals (2) and (3) and AGAINST proposals (4) and (5).

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. ☐

Signature of Stockholder _____	Date: _____	Signature of Stockholder _____	Date: _____

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

0   ■

LEGG MASON
GLOBAL ASSET MANAGEMENT

Proxy for Legg Mason, Inc. Annual Meeting of Stockholders, July 27, 2010
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF LEGG MASON, INC.
IT MAY BE REVOKED PRIOR TO ITS EXERCISE.

The undersigned hereby appoints Mark R. Fetting, Thomas P. Lemke and Joseph A. Sullivan, and each of them, as proxy, with full power of substitution, to vote all shares which the undersigned is entitled to vote at the Annual Meeting of Stockholders of Legg Mason, Inc., on July 27, 2010, at 10:00 a.m., and at any adjournment thereof.

(Continued and to be signed on the reverse side.)

■   14475 ■